Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of

July 28, 2018

by and between

US FOODS, INC.,

SERVICES GROUP OF AMERICA, INC.,

AMERIFRESH, INC.,

AMERISTAR MEATS, INC.,

FOOD SERVICES OF AMERICA, INC.,

GAMPAC EXPRESS, INC.,

SYSTEMS SERVICES OF AMERICA, INC.

and

US FOODS HOLDING CORP.
(Solely for purposes of Article 12)

TABLE OF CONTENTS

Exhibits

Exhibit A: Transition Services Agreement

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of July 28, 2018 among US Foods, Inc., a Delaware corporation (“Buyer”), Services Group of America, Inc., a Delaware corporation (“Seller”), Amerifresh, Inc., a Delaware corporation (“Company 1”),  Ameristar Meats, Inc., a Delaware corporation (“Company 2”), Food Services of America, Inc., a Delaware corporation (“Company 3”), Gampac Express, Inc., a Delaware corporation (“Company 4”), Systems Services of America, Inc., a Delaware corporation (“Company 5”) (Company 1, Company 2, Company 3, Company 4 and Company 5, collectively, the “Companies” and each a “Company”), and, solely for purposes of Article 12 , US Foods Holding Corp., a Delaware corporation (“Buyer Parent”).

W I T N E S S E T H :

WHEREAS, Seller is the record and beneficial owner of (i) 500 shares of common stock, with $0.01 par value, of Company 1, which represent all of the outstanding capital stock of Company 1, (ii) 500 shares of common stock, with $0.0001 par value, of Company 2, which represent all of the outstanding capital stock of Company 2, (iii) 2,000 shares of common stock, with $0.01 par value, of Company 3, which represent all of the outstanding capital stock of Company 3, (iv) 500 shares of common stock, with $0.0001 par value, of Company 4, which represent all of the outstanding capital stock of Company 4 and (v) 500 shares of common stock, with $0.0001 par value, of Company 5, which represent all of the outstanding capital stock of Company 5 ((i) to (v), collectively, the “Shares”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Buyer to enter into this Agreement, Peter Smith is entering into a restrictive covenant agreement with Buyer.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged and agreed), the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.             Definitions.  In this Agreement, the following words and expressions shall have the following meanings:

“2018 Bonus Plans” has the meaning set forth in Section 7.09.

“2018 Post-Closing Bonuses” has the meaning set forth in Section 7.09.

“2018 Pre-Closing Bonuses” has the meaning set forth in Section 7.09.

“2018 Pre-Closing Bonus Period” has the meaning set forth in Section 7.09.

“338(h)(10) Allocation Statement” has the meaning set forth in Section 8.05(b).

“Accounting Principles” means the accounting principles, practices and methodologies set forth on Section 1.01(a) of the Disclosure Schedule.

“Accrued 401(k) Contributions” has the meaning set forth in Section 7.07.

“Accrued Employee Amounts” means, collectively, the Benefits Trust Contributions, the Accrued Paid Time-Off, the Accrued 401(k) Contributions, the HSA Contributions and the 2018 Pre-Closing Bonuses but excluding the Unaccrued Bonus Bank Amount and any compensation payable pursuant to the plans and arrangements listed in Section 7.11 of the Disclosure Schedule.

 “Accrued Paid Time-Off” has the meaning set forth in Section 7.06.

“Actual Fraud” means the making by a party, to another party, of an express representation or warranty contained in Article 3, Article 4 or Article 5 of this Agreement; provided, that at the time such representation or warranty was made by such party (a) such representation or warranty was materially inaccurate, (b) such party had actual knowledge (and not imputed or constructive knowledge), without any duty of inquiry or investigation, of the inaccuracy of such representation or warranty, (c) in making such representation or warranty such party had the intent to deceive such other party, and (d) such other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance; provided that for the purposes of this definition, (A) the party making the representations and warranties of the Companies shall be limited to the Persons listed in the definition of the Companies’ knowledge, and (B) the party making the representations and warranties of Seller shall be limited to the Persons listed in the definition of the Seller’s knowledge.  For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Adjustment Amount” has the meaning set forth in Section 2.06(d).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, unless otherwise specified, no Company shall be considered an Affiliate of Seller.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings under this Agreement.

“Affiliate Contracts” has the meaning set forth in Section 3.22.

“Agreement” has the meaning set forth in the preamble.

“Allocation Statement” has the meaning set forth in Section 2.02(b).

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other U.S. and non-U.S. federal, state and other statutes, rules, laws, regulations, orders and decrees that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition and any foreign equivalents of the foregoing.

“Applicable Law” means, with respect to any Person, all applicable transnational, domestic or foreign federal, state or local laws, rules, regulations, ordinances, directives, statutes, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, and all other laws of, or having an effect in, any jurisdiction from time to time, and any binding order, decree or ruling of any Governmental Authority having jurisdiction with respect to such Person.

“Assumed Seller Guarantee” has the meaning set forth in Section 6.18.

“Auditor” has the meaning set forth in Section 2.06(c).

“Balance Sheet” has the meaning set forth in Section 3.07.

“Balance Sheet Date” means the date of the Balance Sheet.

“Benefits Trust Contributions” shall have the meaning set forth in Section 7.04.

“Bonus Bank Amount” means any amounts deferred pursuant to a Company Bonus Plan, including any amounts credited to a “bonus bank.”

“Business Day” means a day, other than a Saturday or Sunday or public holiday in New York, New York, on which commercial banks are open in New York, New York for general commercial business.

“Buyer” has the meaning set forth in the preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 7.07.

“Buyer Cure Period” has the meaning set forth in Section 11.01(a)(v).

“Buyer Parent” has the meaning set forth in the preamble.

“Cash” means, with respect to any Person as of any time, the cash, or cash equivalents (including marketable securities with maturities and short-term investments) held by or on behalf of such Person at such time, and shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of such Person at such time, in each case calculated in accordance with the applicable provisions in the Accounting Principles.

“CBA” has the meaning set forth in Section 3.15.

“Closing” has the meaning set forth in Section 2.03.

“Closing Balance Sheet” has the meaning set forth in Section 2.06(a).

“Closing Date” means the date of the Closing.

“Closing Cash” has the meaning set forth in Section 2.06(a).

“Closing Indebtedness” has the meaning set forth in Section 2.06(a).

“Closing Net Working Capital” has the meaning set forth in Section 2.06(a).

“Closing Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital.

“Closing Purchase Price” means $1,800,000,000 in cash, plus (a) the Closing Net Working Capital Adjustment Amount, minus (b) Closing Indebtedness, plus (c) Closing Cash, minus (d) Closing Transaction Expenses, each as finally determined pursuant to Section 2.06.

“Closing Transaction Expenses” has the meaning set forth in Section 2.06(a).

“Code” means the Internal Revenue Code of 1986.

“Combined Tax” means (i) any Tax with respect to which any Company has filed or will file a Tax Return with Seller on a consolidated basis pursuant to Section 1501 of the Code and (ii) any income or franchise Tax payable to any state, local or foreign taxing jurisdiction in which any Company has filed or will file a Tax Return with a member of any Seller Group (other than a group that consists solely of a Company or a Company and another Company or Companies) on an affiliated, consolidated, combined or unitary basis with respect to such Tax, provided that a member of the Seller Group other than one of the Companies is primarily liable for the payment of such Tax.

“Company “ has the meaning set forth in the preamble.

“Company 1” has the meaning set forth in the preamble.

“Company 2” has the meaning set forth in the preamble.

“Company 3” has the meaning set forth in the preamble.

“Company 4” has the meaning set forth in the preamble.

“Company 5” has the meaning set forth in the preamble.

“Company Benefit Plan” means any Employee Benefit Plan that is sponsored, maintained or contributed to by one of the Companies.

“Company Employee” means an employee of any of the Companies.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Companies.

“Competing Business” has the meaning set forth in Section 6.06(b).

“Confidential Information” has the meaning set forth in Section 6.08(b).

“Confidentiality Agreement” means the Confidentiality Agreement between Buyer Parent and Seller dated as of May 30, 2018.

“Contract” means any legally binding contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other written and legally binding commitment or undertaking.

“Current Representation” has the meaning set forth in Section 6.11(a).

“Debt Commitment Letter” means the commitment letter dated the date of this Agreement (including all exhibits, schedules and annexes thereto, and as amended from time to time after the date thereof as permitted by this Agreement), among Buyer, JPMorgan Chase Bank, N.A., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated together with its designated affiliates, pursuant to which the financial institutions party thereto have committed, subject to the terms and conditions set forth therein, to provide to Buyer debt financing in the amounts set forth therein (the “Debt Financing”).

“Debt Financing” has the meaning set forth in the definition of “Debt Commitment Letter”.

“Deficit Amount” has the meaning set forth in Section 2.06(e).

“Designated Person” has the meaning set forth in Section 6.11(a).

“Determination Date” has the meaning set forth in Section 2.06(c).

“Disclosure Schedule” means the disclosure schedule with respect to this Agreement delivered by Seller to Buyer on the date hereof.

“Disputed Items” has the meaning set forth in Section 2.06(c).

“Employee Benefit Plan” means any (a) “employee benefit plan” as defined in Section 3(3) of ERISA or (b) employment agreement, offer letter, severance arrangement, change in control arrangement, retention agreement or plan, deferred compensation, sales commission plan or program or other compensatory or benefit plan, agreement, program, policy or arrangement, in each case that is maintained for the benefit of a current or former Company Employee or other individual service provider of one of the Companies or that is sponsored, maintained or contributed to by one of the Companies (other than any plan, program or arrangement sponsored by a Governmental Authority).

“End Date” has the meaning set forth in Section 11.01(a)(ii).

“Environmental Claims” has the meaning set forth in Section 3.17(a)(ii)(B).

“Environmental Laws” means any Applicable Laws relating to pollution, the protection of the environment or the generation, use, management or disposal of, or exposure to, Hazardous Substances.

“Equity Interests” means any (a) shares or units of capital stock or voting securities, (b) membership interests or units, (c) other interest or participation (including phantom shares, units or interests) that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, or whose value is determined by reference to, the issuing entity, (d) subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire any of the interests in (a)-(d), or any other equity securities or (e) securities convertible into or exercisable or exchangeable for any of the interests in (a)-(d) or any other equity securities.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any corporation, trade or business controlled by, controlling or under common control with the Company (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA).

“Estimated Closing Cash” has the meaning set forth in Section 2.05.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.05.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.05.

“Estimated Closing Purchase Price” means $1,800,000,000 in cash, plus (a) Estimated Net Working Capital Adjustment Amount, minus (b) Estimated Closing Indebtedness, plus (c) Estimated Closing Cash, minus (d) Estimated Transaction Expenses.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital.

“Estimated Transaction Expenses” has the meaning set forth in Section 2.05.

“Excluded Marks” has the meaning set forth in Section 6.07(a).

“FDA” has the meaning set forth in Section 3.20.

“Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter and their respective affiliates and the members, managers, directors, officers, employees, agents, representatives and assignees of such Persons or their respective affiliates.

“Final Closing Statement” has the meaning set forth in Section 2.06.

“Final Determination” shall mean (i) any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under Applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

“Financial Statements” has the meaning set forth in Section 3.07.

“Food Authorities” has the meaning set forth in Section 3.20(a).

“Food Safety Laws” has the meaning set forth in  Section 3.20(a).

“Founder Rights” means any and all worldwide rights (including rights of publicity and rights of privacy) to use and exploit Thomas J. Stewart’s (and any variation thereof) name, likeness, signature, voice, caricature, picture, portrait, photograph, persona, biographical information, and history, including the right to use and exploit any of the foregoing, whether or not for commercial use, (i) on or in connection with any products, services, software, documentation or course materials, (ii) for purposes of advertising, manufacturing, distributing, promoting, selling, or soliciting purchases of any products, services, software, documentation or course materials, (iii) as the principal or secondary name of any business, business entity or commercial establishment, and (iv) for use in connection with employees, facilities, equipment, supplies or any other internal or noncommercial use.

“FTC” has the meaning set forth in Section 3.20(a).

“Fundamental Warranties” means the representations and warranties contained in Section 3.01 (but solely the first sentence of Section 3.01), 3.02, 3.03, 3.06, 3.19, 4.01, 4.02, 4.06, 4.07, 5.01, 5.02 and 5.09.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, national or foreign federal, state, municipal or local government (including any subdivision, court, administrative agency, regulatory body or commission or other authority thereof), or any quasi-governmental or private body exercising any regulatory, importing or other governmental or quasi-governmental authority, including any Taxing Authority.

“Hazardous Substances” means any pollutant, contaminant, waste or any toxic, radioactive or otherwise hazardous substance or material, as such terms are defined in, or regulated pursuant to, any Applicable Law pertaining to the environment or to the exposure to such substance or material, including any petroleum or petroleum products and asbestos or asbestos-containing materials.

“HSA Contributions” has the meaning set forth in Section 7.10.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Increase Amount” has the meaning set forth in Section 2.06(e).

“Indebtedness” means all obligations (including in respect of outstanding principal and accrued and unpaid interest) of the Companies, without duplication, in respect of (a) indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or other similar instruments, (c) lease obligations that are required to be capitalized in accordance with the Accounting Principles, (d) letters of credit or bank guarantees, to the extent drawn, (e) indebtedness for the deferred purchase price of, or a contingent payment for, property, goods or services, (f) all obligations of another Person referred to in the foregoing clauses that are guaranteed by any Company and (g) any breakage costs, prepayment premiums, fees or other similar amounts payable in connection with any indebtedness referred to in the foregoing clauses to the extent such costs, premiums, fees or other similar amounts are required to be paid in connection with the indebtedness to be repaid pursuant to Section 2.04(d); provided that, for the avoidance of doubt, “Indebtedness” shall not include any obligations owed solely by one or more of the Companies to one or more of the other Companies, or any amount included in Transaction Expenses, or in Closing Net Working Capital, or in Estimated Closing Net Working Capital.

“Intellectual Property Rights” means rights in any trademark, service mark, trade name, logos, design, trade dress, domain name, social media handle or tag, corporate name, mask work, invention, patent, copyright, work of authorship, moral rights, software, data, database rights, confidential information, trade secret or know-how (in each case whether registered or unregistered, and including any registrations or applications for registration of any of the foregoing and all documentation related thereto), in each case anywhere in the world.

“knowledge of Buyer” or “Buyer’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Pietro Satriano, Kristin Coleman or Dirk Locascio.

“knowledge of Seller” or “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Slade Stewart, Peter Smith, Jim Keller, Steven Twist or Richard Wilson.

“knowledge of the Companies” or “Companies’ knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Slade Stewart, Peter Smith, Jim Keller, Steven Twist or Richard Wilson.

“Lease” has the meaning set forth in Section 3.13(b).

“Leased Real Property” means real property leased by any of the Companies.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, encumbrance, charge, pledge, lien, assignment, easement, hypothecation, security interest, lease, sublease, option, right of first refusal or offer, title retention, restriction on voting or transfer or any other security agreement or arrangement in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Companies, taken as a whole, excluding any effect, directly or indirectly, resulting from (a) changes in GAAP or changes in accounting requirements applicable to any industry in which any Company operates, (b) changes in the financial, securities, currency, capital or credit markets or in general economic, political or regulatory conditions, (c) changes (including changes of Applicable Law) or conditions generally affecting any industry in which any Company operates, (d) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism or any natural disasters (including hurricanes, tornadoes, floods, earthquakes and weather-related events), (e) the negotiation, execution or performance of this Agreement, the announcement, pendency or consummation of the transactions contemplated hereby, the identity of Buyer or any facts or circumstances relating to Buyer or the announcement or other disclosure of Buyer’s plans or intentions with respect to the conduct of any of the businesses of the Companies after the Closing, including the effect of any of the foregoing on the relationships, contractual or otherwise, of the Companies with clients, customers, employees, unions, suppliers, vendors, service providers or Governmental Authorities (but not for purposes of Section 3.05), (f) any failure to meet any internal or analysts’ projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (g) any action taken (or omitted to be taken) at the written request of Buyer or (h) any action taken by Seller or any of the Companies that is required, expressly contemplated or permitted pursuant to this Agreement or another Transaction Agreement, except, solely with respect to clauses (a), (b) and (c), to the extent the Companies, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Companies operate (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).  For the avoidance of doubt, a “Material Adverse Effect” shall be measured only against past performance of the Companies, and not against any forward-looking statements, projections or forecasts of the Companies or any other Person.

“Material Contracts” has the meaning set forth in Section 3.10(a).

“Material Leased Real Property” means Leased Real Property excluding any locations used as a warehouse or domicile or for parking.

“Net Working Capital” means, as of any date, (i) the aggregate value of the current assets line items set forth in Section 1.01(b) of the Disclosure Schedule of the Companies as of such date minus (ii) the aggregate value of the consolidated current liabilities line items set forth in Section 1.01(b) of the Disclosure Schedule of the Companies as of such date, in each case, as set forth on a statement of Net Working Capital of the Companies having only the line items and in the format set forth in Section 1.01(b) of the Disclosure Schedule and calculated in accordance with the Accounting Principles; provided that (w) for the avoidance of doubt, amounts included in the calculations of Indebtedness, Cash and Transaction Expenses shall not be included in Net Working Capital, (x) Net Working Capital shall be calculated excluding the impact of intercompany accruals, receivables, accounts or other balances owed by or to one or more of the Companies, on the one hand, and one or more of Seller and/or any of its Affiliates, on the other, (y) Net Working Capital shall be calculated excluding any deferred Tax Assets or deferred Tax liabilities and any Tax Assets and Tax liabilities that relate to Income Taxes and (z) Net Working Capital shall include the Accrued Employee Amounts.

“Owned Real Property” has the meaning set forth in Section 3.13(a).

“Permits” has the meaning set forth in Section 3.12(b).

“Permitted Liens” means (a) mechanics, materialmen’s and similar Liens with respect to any amounts not yet delinquent or which are being contested in good faith, (b) Liens for Taxes not yet delinquent or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) Liens securing rental payments not yet delinquent or that did not arise due to such delinquency, in each case, under capital lease agreements, (d) Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a current, accurate survey or physical inspection of such real property or (iii) do not materially interfere with the present use and occupancy of such real property or the operation of the businesses of the Companies as currently conducted, (e) zoning, building codes and other similar land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Companies as currently conducted, (f) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of the Companies with respect to Indebtedness, (g) Liens constituting a lease, sublease, or occupancy agreement that gives any third party any right to occupy any Owned Real Property or Leased Real Property, provided that a copy of such lease, sublease or occupancy agreement has been made available to Buyer prior to the date hereof, (h) any right, interest, Lien or title of a lessor or sublessor under a Lease or in any Leased Real Property, (i) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (j) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or similar laws, (k) purchase money Liens entered into in the ordinary course of business, (l) Liens referred to in the Financial Statements, (m) liens arising pursuant to the Perishable Agricultural Commodities Act of 1930, (n) Liens described in Section 1.01(c) of the Disclosure Schedule and (o) other Liens, if any, that would not be material, individually or in the aggregate, to the Companies, taken as a whole.

“Person” means an individual, firm, body corporate (wherever incorporated), partnership, limited liability company, association, joint venture, trust, works council or employee representative body (whether or not having separate legal personality) or other entity or organization, including a government, state or agency of a state or a Governmental Authority.

“Personal Data” means any data or information in any media that constitutes personal data or personal information under any Applicable Law or any Company’s privacy policies.

“Post-Closing Representation” has the meaning set forth in Section 6.11(a).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Tax period ending on and including the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 2.05.

“Products” has the meaning set forth in Section 3.20(a).

“Property Taxes” has the meaning set forth in Section 8.11.

“Purchase Price” has the meaning set forth in Section 2.02.

“Referee” has the meaning set forth in Section 8.01(b)(ii).

“Registered Company Owned IP” has the meaning set forth in Section 3.13(a).

“Regulatory Concession” has the meaning set forth in Section 6.03(a)(iv).

“Related Persons” has the meaning set forth in Section 3.22.

“Released Parties” has the meaning set forth in Section 10.02.

“Releasing Parties” has the meaning set forth in Section 10.02.

“Remedies Exception” has the meaning set forth in Section 3.03(b).

“Retention Agreements” has the meaning set forth in the definition of Transaction Expenses.

“Reverse Termination Fee” has the meaning set forth in Section 11.02(b).

“Scottsdale Lease Amendments” has the meaning set forth in Section 6.09(b).

“Section 338(h)(10) Elections” has the meaning set forth in Section 8.05(a).

“Seller” has the meaning set forth in the preamble.

“Seller 401(k) Plan” has the meaning set forth in Section 7.07.

“Seller Benefit Plan” means any Employee Benefit Plan that is sponsored, maintained or contributed to by Seller or any of its Affiliates (other than any of the Companies) for the benefit of a current or former Company Employee or other individual service provider of one of the Companies.

“Seller Cure Period” has the meaning set forth in Section 11.01(a)(iv).

“Seller Group” means any affiliated, consolidated, combined or unitary group (including any affiliated group of corporations as defined in Section 1504(a) of the Code) of which Seller or any of its Affiliates is a member.

“Seller Indemnitees” has the meaning set forth in Section 6.12(a).

“Seller Marks” has the meaning set forth in Section 6.07(a).

“Seller Retained Employees” has the meaning set forth in Section 6.06(b).

“Seller’s Bank Account” means an account of Seller designated by Seller, by notice to Buyer, which notice shall be delivered not later than two Business Days prior to the Closing Date.

“Shares” has the meaning set forth in the recitals.

“Significant Customers” has the meaning set forth in Section 3.23.

“Significant Suppliers” has the meaning set forth in Section 3.23.

“Straddle Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means, with respect to a Person, any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such first Person.

“Target Net Working Capital” means $90,601,810.

“Tax” means (i) any tax or other like assessment or charge in the nature of a tax imposed by a Taxing Authority (including withholding on amounts paid to or by any Person and escheat or unclaimed property liabilities), together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee and (ii) in the case of the Companies, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which the liability of any such entity to a Taxing Authority is determined or taken into account with reference to the activities of any other Person.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report) relating to Taxes, including any attachments thereto and any amendments thereof, in each case filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing binding the Companies that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, in each case excluding (i) this Agreement and (ii) any commercial contract, the principal subject matter of which is not Taxes, entered into in the ordinary course of business.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Terminating Buyer Breach” has the meaning set forth in Section 11.01(a)(v).

“Terminating Seller Breach” has the meaning set forth in Section 11.01(a)(iv).

“Transaction Agreements” means this Agreement and the Transitional Services Agreement.

“Transaction Expenses” means, (i) solely to the extent incurred prior to the Closing and not paid prior to the Closing and without duplication, all fees, expenses and costs payable by the Companies in connection with the transactions contemplated by this Agreement to financial advisors, accountants, legal advisors and other third party advisors, and (ii) the amounts to be paid pursuant to (A) the retention agreements (x) set forth under the heading “Retention Agreements” in Section 3.16(a) of the Disclosure Schedule or (y) entered into following the date hereof pursuant to Section 6.01(b)(vii) of the Disclosure Schedule (collectively, the “Retention Agreements”) and (B) any other change in control, retention or transaction payment or benefit that may become payable by the Companies to any current or former Company Employee or other individual service provider of one of the Companies solely as a result of the consummation of the transactions contemplated herein (excluding for purposes of clause (B) only, any amounts payable as a result of actions taken by Buyer and its Affiliates following the Closing), (iii) the Unaccrued Bonus Bank Amount and (iv) the employer-paid portion of any payroll Taxes payable in respect of the amounts described in clause (ii) and (iii), in the case of clauses (i) through (iv), reduced by Buyer’s good faith reasonable estimate of any current Tax deduction actually available to Buyer or its Affiliates (including the Companies) in respect of the payment of such amounts for a Post-Closing Tax Period.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest).

“Transitional Services Agreement” means the Transition Services Agreement on the form attached hereto as Exhibit A.

“Transitional Trademark License Term” has the meaning set forth in Section 6.07(c).

“Treasury Regulations” means the final or temporary (unless otherwise noted) U.S. federal income tax regulations promulgated under the Code, as such tax regulations may be amended from time to time.

“Unaccrued Bonus Bank Amount” means the aggregate of any positive Bonus Bank Amounts that are not set forth as a liability of the Companies in Section 1.01(b) of the Disclosure Schedule as of such date.

“USDA” has the meaning set forth in Section 3.20(a).

“WARN” means the United States Worker Adjustment and Retraining Notification Act or any similar state or local laws providing for notice requirements in connection with terminations of employment.

“WARN List” has the meaning set forth in Section 7.05.

“Willful Breach” means a knowing and intentional material breach that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the knowledge that such act or omission would constitute a breach of this Agreement.

“Working Hours” means 9:00 a.m. to 5:30 p.m. Monday to Friday on a day that is not a public holiday and on which banks are open for general commercial business in the relevant location.

Section 1.02.            Other Definitional and Interpretative Provisions.  (a) The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)        The headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)         References to Articles, Sections, Schedules and Annexes are to Articles, Sections, Schedules and Annexes of this Agreement unless otherwise specified.

(d)        All Schedules (including the Disclosure Schedule) and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(e)        Any capitalized terms used in any Schedule (including the Disclosure Schedule) or Annex but not otherwise defined therein shall have the meaning as defined in this Agreement.

(f)         Where there is any inconsistency between the definitions set out in Section 1.01 and the definitions set out in any other Section or any Schedule (including the Disclosure Schedule) or Annex, then, for the purposes of construing such Section, Schedule or Annex, the definitions set out in such Section, Schedule or Annex shall prevail.

(g)        The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”.

(h)        The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)          Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(j)          References to one gender shall include all genders.

(k)        Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(l)        “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m)       References to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder.

(n)        References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(o)        References to any Person include the successors and permitted assigns of that Person.

(p)        References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(q)        References to “$” are to United States dollars.

(r)        For the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document has been put in the data room prepared by Seller or otherwise provided to Buyer or any of its representatives in electronic or hard-copy format.

ARTICLE 2
Purchase and Sale

Section 2.01.             Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, free and clear of all Liens, the Shares.

Section 2.02.             Purchase Price.

(a)        The purchase price for the Shares (the “Purchase Price”) shall equal the sum of (i) the Estimated Closing Purchase Price and (ii) whether positive or negative, the Adjustment Amount.  The Purchase Price shall be paid in accordance with Section 2.04 and shall be subject to adjustment as provided in Section 2.06.

(b)        The Purchase Price shall be allocated among the Shares as set forth in a statement to be agreed by the parties within 45 days of the date hereof (the “Allocation Statement”).  If an adjustment is made with respect to the Purchase Price pursuant to Section 2.06 or otherwise, any adjustment shall be allocated among the Shares as agreed by Buyer and Seller, and the Allocation Statement shall be adjusted in a manner consistent therewith.  In the event that an agreement as to the allocation is not reached within 45 days after the date hereof, Buyer and Seller shall jointly retain an Auditor (as defined in Section 2.06(c) below) to resolve the disputed items.  Upon resolution of the disputed items, the allocations reflected on the Allocation Statement shall be adjusted to reflect such resolution.  The costs, fees and expenses of the Auditor in connection with any disputed items pursuant to this Section 2.02(b) shall be borne equally by Buyer and Seller.  Seller and Buyer agreed to be bound by the Allocation Statement (as such Allocation Statement may be adjusted pursuant to this Section 2.06(b)) and to act in accordance with the Allocation Statement in the preparation, filing and audit of any Tax Return.

Section 2.03.            Closing.  Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated by Section 2.01 shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017 or remotely by the exchange of signature pages for executed documents, as promptly as practicable (but no later than two Business Days) after the date on which all conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time or place as Buyer and Seller may agree; provided that, notwithstanding the foregoing, the Closing shall not occur prior to the date that is 45 days after the date of this Agreement (or such earlier date (on which all conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions)) as specified in writing by Buyer to Seller on no less than three Business Days’ notice.

Section 2.04.            Closing Deliverables.  (a) At or before Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)               certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(ii)             a counterpart signature page to the Transitional Services Agreement executed by Seller;

(iii)            the 338(h)(10) Materials; and

(iv)            the certificate referred to in Section 9.01(b)(v).

(b)    At or before Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)               a counterpart signature page to the Transitional Services Agreement executed by Buyer; and

(ii)             the certificate referred to in Section 9.01(c)(iii).

(c)        At Closing, Buyer shall pay to Seller the Estimated Closing Purchase Price in US dollars and in immediately available funds by wire transfer to Seller’s Bank Account.

(d)        At Closing, Buyer shall pay or cause to be paid (i) to the accounts designated in any payoff letters delivered in accordance with Section 6.14 an amount equal to that portion of the Estimated Closing Indebtedness owing to the payee in accordance with the applicable payoff letter and (ii) the portion of the Estimated Transaction Expenses to the applicable recipients thereof in the amount set forth in each invoice delivered in accordance with Section 6.15.

Section 2.05.            Estimated Closing Calculations.  Not less than two Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement setting forth (a) Seller’s good faith estimates of (i) Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iii) Closing Cash (“Estimated Closing Cash”) and (iv) Closing Transaction Expenses (“Estimated Transaction Expenses”), in each case calculated as of immediately prior to the Closing, (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount, and (c) on the basis of the foregoing, a calculation of the Estimated Closing Purchase Price (together with the calculations referred to in clauses (a) and (b) above, the “Preliminary Closing Statement”).

Section 2.06.            Adjustment Amount.  (a) As soon as reasonably practicable following the Closing Date, and in any event within 45 calendar days thereof, Seller shall prepare and deliver to Buyer (i) an unaudited combined balance sheet of the Companies (the “Closing Balance Sheet”) and (ii) Seller’s good faith calculation of (A) Net Working Capital (“Closing Net Working Capital”), (B) the aggregate amount of all Indebtedness (“Closing Indebtedness”), (C) the aggregate amount of Cash of the Companies (“Closing Cash”) and (D) Transaction Expenses (“Closing Transaction Expenses”), in each case, calculated as of immediately prior to the Closing; (iii) Seller’s calculation of the Closing Net Working Capital Adjustment Amount and (iv) on the basis of the foregoing, a calculation of the Closing Purchase Price (together with the items referred to in clauses (ii) and (iii) above, the “Final Closing Statement”); provided, that any liability for Taxes included in the Final Closing Statement shall be calculated after taking into account any income Tax deductions for Transaction Expenses that are properly accrued on the Closing Date and are available to offset such Tax liability (or, to the extent such Tax deductions exceed such Tax liability, any such excess Tax deductions that the Buyer reasonably determines in good faith can be used to offset its income Tax liability; Buyer shall provide the Seller with a certificate executed by the Buyer’s Chief Financial Officer setting forth in reasonable detail the calculation of such amounts together with supporting details). The Closing Balance Sheet, Closing Net Working Capital, Closing Indebtedness and Closing Cash shall be prepared in accordance with the Accounting Principles and the definitions of the defined terms used in this Section 2.06(a); provided, however, that (x) the Final Closing Statement (and any amounts included therein) shall reflect no increase in any accrual, provision or reserve unless such increase is consistent with the Accounting Principles, (y) except as set forth in the following clause (z), the Final Closing Statement (and any amounts included therein) shall not give effect to the consummation of the transactions contemplated by this Agreement, including any payments of cash in respect of the Purchase Price, or any financing transactions in connection therewith or, after the Closing, any other action or omission by Buyer or any of the Companies and (z) the Final Closing Statement shall not reflect (I) any expense or liability for which Buyer is expressly responsible under this Agreement, other than the Accrued Employee Amounts and any Transaction Expenses, or (II) any negative Bonus Bank Amounts.  Notwithstanding anything to the contrary in this Agreement, the calculations to be made pursuant to Section 2.05, and the purchase price adjustment to be made pursuant to this Section 2.06, shall be intended to give effect to the arithmetic difference between the items in the Preliminary Closing Statement and the Final Closing Statement, all of which shall be determined in accordance with the Accounting Principles without regard to any differences from GAAP.  Neither Section 2.05 nor Section 2.06 is intended to be used to adjust for claims that may be made with respect to the Balance Sheet or any inconsistencies or questions of interpretation between the Balance Sheet or the Accounting Principles, on the one hand, and GAAP, on the other.

(b)        Following the Closing, Buyer shall provide Seller and its representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of the Companies necessary for the preparation of the Final Closing Statement and shall cause the personnel of the Companies to cooperate with Seller in connection with its preparation of the Final Closing Statement.

(c)        If Buyer shall disagree with any of Seller’s calculations contained in the Final Closing Statement, it shall notify Seller of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, including the specific items and amounts in dispute together with Buyer’s rationale for disputing such items and reasonable supporting details and calculations, within 45 days after its receipt of the Final Closing Statement.  In the event that Buyer does not provide such a notice of disagreement within such 45-day period, Buyer shall be deemed to have agreed to the Final Closing Statement (including the determinations included therein) delivered by Seller, which shall be final, binding and conclusive for all purposes hereunder.  In the event any such notice of disagreement is timely provided, Buyer and Seller shall use their respective reasonable best efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to any calculations contained in the Final Closing Statement.  If, at the end of such period, they are unable to resolve such disagreements, then any such remaining disagreements (such remaining disagreements, the “Disputed Items”) shall be resolved by KPMG LLP or such other independent accounting firm of internationally recognized standing as may be mutually selected by Buyer and Seller (such firm, the “Auditor”).  Each of Buyer and Seller shall promptly provide their assertions regarding the Disputed Items and, to the extent relevant thereto, the Closing Balance Sheet in writing to the Auditor and to each other.  The Auditor shall be instructed to render its determination in writing with respect to the Disputed Items as soon as reasonably possible (which the parties hereto agree should not be later than 60 days following the date on which the disagreement is referred to the Auditor).  The Auditor shall base its determination solely on (i) the written submissions of the parties and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses require adjustment (only with respect to the Disputed Items submitted to the Auditor) in order to be determined in accordance with Section

2.06(a) (including the definitions of the defined terms used in Section 2.06(a)).  The Auditor shall not assign a value to any Disputed Item submitted to the Auditor greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  The determination of the Auditor shall be final, conclusive and binding on the parties.  The date on which Closing Net Working Capital, Closing Indebtedness, Closing Cash, Closing Transaction Expenses, Closing Net Working Capital Adjustment Amount and Closing Purchase Price are finally determined in accordance with this Section 2.06(c) is hereinafter referred to as the “Determination Date.”  All fees and expenses of the Auditor relating to the work, if any, to be performed by the Auditor hereunder shall be borne pro rata as between Buyer, on the one hand, and Seller, on the other hand, in proportion to the allocation of the dollar value of the Disputed Items as between Buyer and Seller (set forth in the written submissions to the Auditor) made by the Auditor such that the party prevailing on the greater dollar value of such disputes pays the lesser proportion of the fees and expenses, and such allocation of fees and expenses shall be set forth in the Auditor’s written determination.  For example, if Buyer challenges items underlying the calculations of Closing Net Working Capital in the net amount of $1,000,000, and the Auditor determines that Buyer has a valid claim for $400,000 of the $1,000,000, Buyer shall bear 60% of the fees and expenses of the Auditor and Seller shall bear 40% of the fees and expenses of the Auditor.

(d)        The “Adjustment Amount,” which may be positive or negative, shall mean the Closing Purchase Price (as finally determined in accordance with Section 2.06(a) or 2.06(c), as applicable) minus the Estimated Closing Purchase Price.  The Adjustment Amount shall be paid in accordance with Section 2.06(e).

(e)        If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Buyer shall pay to Seller an amount equal to the Increase Amount in immediately available funds by wire transfer to Seller’s Bank Account or such other account of Seller designated by Seller.  If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Seller shall pay to Buyer an amount equal to the Deficit Amount in immediately available funds by wire transfer to an account of Buyer designated by Buyer.

(f)        Any payment owed pursuant to Section 2.06(e) shall also bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to 5% per annum compounded quarterly.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

Section 2.07.            Withholding.  Each of Buyer, the Companies and Seller (and each of their respective Affiliates) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or any other Transaction Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax law. In the event one party determines that such amounts otherwise payable would be subject to withholding under applicable Law, such party shall promptly notify the other party of such determination, but in no event less than ten (10) days prior to the date on which such payment is due. The paying party shall use reasonable efforts to cooperate with the other party, at the other party’s expense, to eliminate or reduce any such withholding. Such withheld amounts shall be (i) remitted to the applicable Governmental Authority, and (ii) treated for all purposes of this Agreement or any other Transaction Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding was made. If Buyer determines that any portion of the Purchase Price is subject to withholding under applicable Law, Seller shall review such determination and notify Buyer of any disagreement with such determination within the ten (10) day period following the delivery of the corresponding notice provided by Buyer pursuant to this section. In such case, Seller and Buyer shall endeavor in good faith to resolve any such dispute, but if Seller and Buyer cannot resolve any such dispute, Seller shall have the opportunity to deliver to Buyer an opinion of tax counsel reasonably satisfactory to Buyer in form and substance reasonably acceptable to Buyer, to the effect that such withholding is not required under applicable Law, in which case Buyer shall not withhold on such portion of the Purchase Price.

ARTICLE 3
Representations and Warranties of The Companies

Except as set forth in the Disclosure Schedule, the Companies hereby represent and warrant to Buyer that:

Section 3.01.           Existence and Power.  Each Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted.  Each Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02.           Subsidiaries.  None of the Companies own or control, directly or indirectly, any Equity Interests in any other Person.  None of the Companies control (as defined in the definition of “Affiliate”) any Person.  None of the Companies has any Subsidiaries.

Section 3.03.           Authorization.  (a) The execution and delivery by each Company and performance by each Company of this Agreement and each other Transaction Agreement to which such Company is a party and the consummation of the transactions contemplated hereby and thereby are within such Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of each Company.

(b)        This Agreement constitutes a valid, binding and enforceable agreement of each Company and each other Transaction Agreement to which such Company is a party, when executed and delivered by such Company, will constitute a valid, binding and enforceable agreement of such Company, subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 3.04.           Governmental Authorization.  Performance by the Companies of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act; (b) the filing of applications and notices with, and receipt of approvals, licenses or consents from, the Persons set forth on Section 3.04 of the Disclosure Schedule; and (c) any actions or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.           Non-Contravention.  The execution, delivery and performance by each Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of such Company as currently in effect, (b) assuming compliance with the matters referred to in Section 3.04, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right (other than any right under any Employee Benefit Plan) or obligation of such Company or to a loss of any benefit to which such Company is entitled under any Material Contract; or (c) result in the creation or imposition of any Lien on any asset of a Company, except for any Permitted Liens and with such exceptions, in the case of each of clauses (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.06.          Capitalization.  Except for the Shares which are accurately described in Section 3.06 of the Disclosure Schedule, there are no issued or outstanding Equity Interests of any Company.  All of the Shares are duly authorized and validly issued.  There are no outstanding obligations of any Company to repurchase, redeem or otherwise acquire any Equity Interests.

Section 3.07.           Financial Statements.  The (a) audited combined balance sheet as of December 29, 2017 and the related audited combined statements of income and cash flows for the fiscal year ended December 29, 2017 of the Companies and (b) unaudited interim combined balance sheet as of June 29, 2018 (the “Balance Sheet”) and the related combined interim statements of income and cash flows for the six fiscal months ended June 29, 2018 of the Companies (clauses (a) and (b) collectively, the “Financial Statements”) fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Companies as of the dates thereof and their results of operations and cash flows for the periods then ended (subject to the lack of footnotes and normal year-end adjustments in the case of any unaudited interim financial statements).

Section 3.08.           Absence of Certain Changes.

(a)        From the Balance Sheet Date to the date of this Agreement, the businesses of the Companies have been conducted in the ordinary course and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        From the Balance Sheet Date until the date hereof, there has not been any action taken with respect to the businesses of the Companies that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 6.01(b).

Section 3.09.          No Undisclosed Material Liabilities.  There are no liabilities of the Companies that would be required by GAAP to be reflected or reserved against on a combined balance sheet of the Companies, other than (a) liabilities provided for in the Financial Statements or disclosed in the notes thereto; (b) liabilities incurred in the ordinary course of business since the Balance Sheet Date; (c) liabilities incurred in connection with the transactions contemplated by this Agreement or disclosed in Section 3.09 of the Disclosure Schedule; (d) liabilities relating to Taxes (which are covered exclusively in Section 3.16 and Section 3.18) or (e) other undisclosed liabilities which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.10.           Material Contracts.  (a) Section 3.10(a) of the Disclosure Schedule sets forth a complete and accurate list of Contracts to which any Company is a party that fall within the following categories and are existing as of the date hereof (collectively, the “Material Contracts”):

(i)               any lease of real property with aggregate annual rent payments in excess of $200,000;

(ii)             other than purchase orders issued in the ordinary course of business, any Contract or group of related Contracts, for the purchase or lease of services, equipment or other assets providing for either (A) annual payments by the Companies of $10,000,000 or more (other than in the case of leases of equipment, which shall be $500,000); or (B) give rise to anticipated receipts by the counterparty of more than $10,000,000 in any calendar year, in each case that cannot be terminated on not more than 90 days’ notice without payment by the Companies of any material penalty;

(iii)            any partnership, joint venture or other similar Contract;

(iv)            any Contract relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which a Company has material continuing obligations following the date of this Agreement;

(v)             any Contract as obligor or guarantor relating to Indebtedness, other than any such arrangements exclusively between one or more Companies;

(vi)           any Contract containing covenants expressly limiting in any material respect the freedom of the Companies to compete with any Person in a product line or line of business or operate in any jurisdiction;

(vii)          any sales, distribution or other similar Contract providing for the sale by a Company of materials, supplies, goods, services, equipment or other assets that provides for annual payments to such Company of $500,000 or more;

(viii)        any material Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(ix)            any material option, license, franchise or similar Contract;

(x)              any material agency, dealer, sales representative, marketing or other similar Contract;

(xi)            any employment, severance, retention, change in control or similar Contract with any current or former director, officer or employee with the title of vice president of higher of any Company in respect of which any Company has ongoing payment obligations post-Closing;

(xii)           any Contract that contains any exclusivity, requirements or similar provision binding on any Company;

(xiii)         any Contract containing “most favored nation” provisions or other preferential pricing terms;

(xiv)         any Contract with a Governmental Authority;

(xv)          any Contract pursuant to which a Company grants or is granted a license or right to use, or covenant not to be sued under, any Intellectual Property Rights other than (A) licenses for commercially available software that are generally available on nondiscriminatory pricing terms which have an aggregate annual cost of $500,000 or less and (B) non-exclusive licenses granted to customers, suppliers or agents of the Companies in the ordinary course of business; or

(xvi)         any Contract between a Company, on the one hand, and Seller or any of its Affiliates, on the other hand.

(b)        Each Material Contract (and any such Contract that would have been one if entered into prior to the date hereof but is entered into after the date hereof) is a valid and binding agreement of the applicable Company, and is in full force and effect (in relation to Contracts contemplated by the preceding parenthetical, solely as of the Closing Date), and no Company or, to the Companies’ knowledge, any other party is in default or breach, and to the knowledge of the Companies, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a default or breach, under the terms of any such Material Contract (or such Contract contemplated by the first parenthetical of this Section 3.10(b)), except for any such defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  True and complete copies of all Material Contracts, including all material amendments, modifications, supplements, exhibits and schedules thereto, have been made available to Buyer.

Section 3.11.            Litigation.  As of the date of this Agreement, no Company is (i) a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings concerning the businesses of the Companies, which are in progress or, to the Companies’ knowledge, threatened in writing or pending, (ii) to the Companies’ knowledge, the subject of any investigation by Governmental Authority with respect to any violation of any Applicable Law (including under or related to any Food Safety Law) or (iii) subject to any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction, in the case of each of clauses (i)-(iii), that would have or would reasonably be expected to have a Material Adverse Effect.

Section 3.12.             Compliance with Laws; Permits.  (a) The Companies are, and have been since January 1, 2015, in compliance with all Applicable Laws, except where the failure to be in compliance with such Applicable Laws would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        The Companies hold all permits, licenses, variances, exemptions, authorizations, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary for operation of the businesses of the Companies, except where the absence of any such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  As of the date of this Agreement, there are no actions or proceedings pending or, to the Companies’ knowledge, threatened which would reasonably be expected to result in the revocation or termination of any such Permit, except for any such revocation or termination that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13.             Properties.  (a) Section 3.13(a) of the Disclosure Schedule sets forth the complete and correct legal description of each parcel of real property owned in fee simple by a Company as of the date hereof (the “Owned Real Property”).  Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Companies, taken as a whole, (i) each Company has good and insurable fee simple title in its Owned Real Property, free and clear of any Liens except for Permitted Liens, and (ii) to the Companies’ knowledge, there are no condemnation or other proceedings in eminent domain, pending or threatened, affecting any portion of or interest in any Owned Real Property.

(b)         Section 3.13(b) of the Disclosure Schedule contains a complete and correct list of each Material Leased Real Property as of the date hereof and each lease, sublease occupancy agreement or other similar Contract with respect to each Material Leased Real Property (each, a “Lease”).  Except as would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Companies, taken as a whole, (i) each Company has good and valid leasehold title in its Leased Real Property pursuant to each respective lease, free and clear of any Liens except for Permitted Liens and (ii) with respect to each Leased Real Property, (x) to the Companies’ knowledge, there are no condemnation or other proceedings in eminent domain, pending or threatened, affecting any portion thereof or interest therein and (y) none of the Companies have collaterally assigned any Lease or granted any security interest therein or with respect thereto.

(c)        Each Company has good and marketable title to, or in the case of leased properties and assets has valid leasehold interests in, all its material personal properties and material assets.  None of such material personal properties or material assets are subject to any Liens except for Permitted Liens.

Section 3.14.            Intellectual Property.  (a) Section 3.14 of the Disclosure Schedule contains a list of all material registrations and applications for registration of patents, trademarks, service marks, domain names, social media accounts and copyrights included in the Company Intellectual Property Rights, in each case as of the date hereof (“Registered Company Owned IP”).  The Registered Company Owned IP are subsisting and to the Companies’ knowledge, valid and enforceable.  The Companies solely and exclusively own all material Company Intellectual Property Rights free and clear of any Liens other than Permitted Liens.  To the Companies’ knowledge, no material Company Intellectual Property Right is subject to any outstanding injunction, order, decree or judgment issued by a Governmental Authority restricting the use thereof by any Company or restricting the licensing thereof by any Company to any Person in any material respect.

(b)        Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2015, to the Companies’ knowledge, the Companies have not infringed, misused or misappropriated any Intellectual Property Right owned by any Person, and there is no claim pending or to the Companies’ knowledge, threatened, against any Company alleging that any Company has infringed, misused or misappropriated any Intellectual Property Right owned by any Person.  Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Companies’ knowledge, no Person has, since January 1, 2015, infringed, misused or misappropriated any Company Intellectual Property Rights or as of the date hereof, is infringing, misusing or misappropriating the Company Intellectual Property Rights.

(c)         Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Companies have complied with all Applicable Laws, regulatory guidelines, contractual commitments, terms of use and privacy policies with respect to the privacy or security of Personal Data in the possession of or otherwise subject to the control of the Companies in connection with their businesses.  Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Companies’ knowledge, there have been no unauthorized intrusions or breaches of the security of the Companies’ information technology systems or other unauthorized access resulting in any material data breach and the Companies have not notified or been required by Applicable Law to notify any Person of such a breach or unauthorized access.

Section 3.15.            Labor Relations.  As of the date of this Agreement, with respect to any Company Employee, (a) none of the Companies, Seller nor any of their respective Affiliates is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with any labor organization or representative (“CBA”), and, to the Companies’ knowledge, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit or other labor organization or representative relating to any Company Employee; (b) except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Companies, Seller and their respective Affiliates are in compliance with the terms of any applicable CBA; (c) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Companies’ knowledge, threatened against any Company, Seller or any of their respective Affiliates; and (d) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no investigations, unfair labor practice complaints or other charges or complaints pending or, to the Companies’ knowledge, threatened against any Company, Seller or any of their respective Affiliates by or before any Governmental Authority.

Section 3.16.             Employee Benefit Plans.

(a)        Set forth in Section 3.16(a) of the Disclosure Schedule is an accurate and complete list as of the date hereof of each Employee Benefit Plan, and such list separately identifies each material Employee Benefit Plan that is sponsored or maintained by one of the Companies. The Companies have made available to Buyer true and correct copies of all Company Benefit Plans, including each individual Retention Agreement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company Benefit Plans has been maintained and administered in accordance with their terms and Applicable Law.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) none of the Companies, Seller, any of their respective ERISA Affiliates nor any of their respective predecessors sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, any Employee Benefit Plan that is or was subject to Title IV of ERISA; (ii) with respect to any Employee Benefit Plan that is or has been a “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA or a “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code, no event has occurred that would subject any of the Companies to any Tax, fine, Lien, penalty or other liability; and (iii) during the past six years, the Companies have not made or suffered a “complete withdrawal” or a “partial withdrawal” with respect to any “multiemployer plan” (each, as defined in ERISA).

(c)        None of the Companies, nor Seller, has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Companies, except as required to avoid excise tax under Section 4980B of the Code.

(d)        Except as otherwise set forth in Section 3.16(d) of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein (either alone or upon the occurrence of any additional or subsequent event), will cause any (i) payments to become due or payable to any Company Employee, (ii) payment, acceleration, vesting or increase in compensation or benefits to any Company Employee or (iii) required funding of any Company Benefit Plan. No current or former Company Employee or other individual service provider of one of the Companies is entitled to any Tax gross-up, make whole or similar payment with respect to any Taxes or penalties imposed under Section 409A or 4999 of the Code or otherwise.

(e)        Notwithstanding any other provisions of this Agreement, Section 3.08, Section 3.09, Section 3.11, Section 3.12, Section 3.15 and this Section 3.16 shall constitute the sole and exclusive representations and warranties of the Companies relating to the Company Employees and employee and employee benefit matters.

Section 3.17.          Environmental Matters.  (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)              the Companies (x) are and since January 1, 2015 have been in compliance with all applicable Environmental Laws and (y) possess, and are and since January 1, 2015 have been in compliance with, all permits required by all applicable Environmental Laws; and

(ii)             (A) no written notice, order, request for information, complaint or penalty has been received by any Company, and (B) there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of the Companies, threatened, in the case of each of (A) and (B), which alleges a violation of or liability under any Environmental Law (collectively, “Environmental Claims”) since January 1, 2015 or that otherwise has not been settled, dismissed, paid or otherwise resolved, and there has been no release or disposal of or exposure to any Hazardous Substance by the Companies or, to the knowledge of the Companies, by any other Person, in each case that would reasonably be expected to form the basis of any Environmental Claim against the Company.

(b)        Other than the representations and warranties contained in Sections  3.07, 3.08(b) (as it relates to Section 6.01(b)(xi), (xiii), (xiv) and (xv)) and 3.09, the representations and warranties set forth in this Section 3.17 constitute the only representations and warranties made by the Companies hereunder with respect to Environmental Laws, Hazardous Substances, or any other environmental matters.

Section 3.18.             Taxes.  (a) Except as to matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)              (i) all Tax Returns that are required to be filed by or with respect to the Companies have been timely filed; (ii) all Taxes required to be paid by or with respect to the Companies have been timely paid; and (iii) such Tax Returns are in all respects true, correct and complete;

(ii)             no Company has entered into a written agreement waiving or extending any statute of limitations in respect of Taxes;

(iii)            no Taxing Authority has proposed, or, to the Companies’ knowledge, is threatening to propose any material adjustment to any Tax Return of or in respect of the Companies;

(iv)           no written claim or nexus inquiry has been made by a Taxing Authority in a jurisdiction where a Company does not file Tax Returns that any Company is or may be subject to taxation by such jurisdiction;

(v)             no claim, audit, action, suit, proceeding, examination or investigation is now pending against or with respect to the Companies in respect of any Tax;

(vi)           other than with respect to a Tax Return for which the statute of limitations has expired, no Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the U.S. federal affiliated group (as defined in Section 1504 of the Code) the common parent of which is Seller) or (ii) has any liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign income Tax law) or as a transferee or successor;

(vii)          no Company has participated or engaged in any transaction that constitutes a “listed transaction” within the meaning of Treas. Reg. Section 1.6011-4(b)(2); and

(viii)        during the two-year period ending on the date hereof, no Company was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(b)        The affiliated group (as defined in Section 1504 of the Code) of which Seller is the common parent has a valid election in place to file U.S. federal income Tax Returns on a consolidated basis pursuant to Section 1501 of the Code.

(c)        Seller is eligible to join with Buyer in making the Section 338(h)(10) Elections.

(d)        The representations and warranties set forth in Section 3.18 and Section 3.16 constitute the only representations and warranties made by the Companies hereunder with respect to Tax matters.

Section 3.19.            Finders’ Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any Company who might be entitled to any fee or commission from any Company in connection with the transactions contemplated by this Agreement.

Section 3.20.            Food Safety.  (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2015, the Companies and all products manufactured, marketed, sold or distributed by the Companies (the “Products”) have complied and are in compliance, to the extent within the control of the Companies, with (i) the applicable provisions of the Federal Food, Drug, and Cosmetic Act and the applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, the applicable statutes, regulations and requirements of the U.S. Department of Agriculture (the “USDA”), all applicable statutes enforced by the U.S. Federal Trade Commission (“FTC”), the applicable FTC regulations and requirements and any Applicable Law or other requirements established by any state, local or foreign Governmental Authority responsible for regulating food products or the manufacture, production, packaging, labeling, transportation, distribution, sale or marketing thereof (such Applicable Laws, regulations and other requirements, together with the Federal Food, Drug, and Cosmetic Act, collectively, the “Food Safety Laws”; such Governmental Authorities, together with the FDA and the USDA, collectively, the “Food Authorities”) and (ii) all terms and conditions imposed in any Permits granted to the Companies by any Food Authority.

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2015, (i) no Company has, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to an alleged lack of safety or regulatory compliance of any Product (excluding, for the avoidance of doubt, compliance with recalls initiated by a third party), and (ii) there has been no presence, release of or exposure to any food contaminants or adulterants, food poisoning, pests, mold or microbial agents due to any Company’s noncompliance with Food Safety Laws, nor any facility shutdowns or other food-related conditions with respect to the business or Products of any Company, in each case that has given or would give rise to any liability or obligation of any Company under Food Safety Laws.

Section 3.21.            Sufficiency of Assets.  At Closing, taking into account all services and rights to be delivered or given pursuant to the Transaction Agreements, the Companies will collectively own, or have the right to use, all of the assets necessary to conduct their businesses immediately following Closing in materially the same manner as such businesses are conducted immediately prior to Closing.

Section 3.22.             Affiliate Transactions.  No officer, director or Affiliate of Seller or, to the knowledge of any Company, any member of any such individual’s immediate family (“Related Persons”) (i) owes to any Company any material amount payable, nor does any Company owe any material amount to, or has committed to make any material loan or extend or guarantee material credit to or for the benefit of, any Related Person or (ii) is a party to any Material Contract or other material business arrangement with any Company (collectively, “Affiliate Contracts”).  Except as would not be expected to be material to the Companies, neither Seller nor any of its Affiliates owns or has any interest in or any right to acquire any interest in any of the assets, properties or rights utilized by any Company in the operation of its respective business as it is conducted as of the date hereof.

Section 3.23.             Customers and Suppliers.  Section 3.23 of the Disclosure Schedule sets forth the Companies’ good faith assessment of the 10 largest “street” customers and 10 largest “non-street” customers (in each case as measured by the dollar amount of purchases thereby) (collectively, the “Significant Customers”) and the 10 largest suppliers (as measured by the dollar amount of purchases therefrom) (the “Significant Suppliers”) of the business of the Companies for each of (i) the fiscal year ended December 29, 2017 and (ii) the six fiscal months ended June 29, 2018.  From December 29, 2017 through the date of this Agreement, no Significant Customer or Significant Supplier has terminated, materially curtailed or notified any Company in writing (or, to the knowledge of the Companies, otherwise notified any Company) that it intends to terminate or materially curtail any business relationship with such Company.

Section 3.24.           No Additional Representations or Warranties.  Except as specifically provided in this Article 3 or Article 4, none of Seller, any Company or any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives has made, or is making, any representation or warranty whatsoever to Buyer or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the businesses of the Companies) provided to Buyer or any of its Affiliates, or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives.

ARTICLE 4
Representations and Warranties of Seller

Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Buyer that:

Section 4.01.            Existence and Power.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted.

Section 4.02.           Authorization.  (a) The execution and delivery by Seller and performance by Seller of this Agreement and each other Transaction Agreement to which Seller is a party and the consummation of the transactions contemplated hereby and thereby are within Seller’s corporate powers and have been duly authorized by all necessary corporate action on the part of Seller.

(b)        This Agreement constitutes a valid, binding and enforceable agreement of Seller and each other Transaction Agreement to which Seller is a party, when executed and delivered by Seller, will constitute a valid and binding agreement of Seller, subject, in the case of enforceability, to the Remedies Exception.

Section 4.03.          Governmental Authorization.  Performance by Seller of this Agreement requires no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act; (b) the filing of applications and notices with, and receipt of approvals, licenses or consents from, the Persons set forth on Section 4.03 of the Disclosure Schedule; and (c) any actions or filings, the absence of which would not reasonably be expected to, individually or in the aggregate, materially impair Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.04.          Non-Contravention.  The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the certificate of incorporation or bylaws of Seller as currently in effect, (b) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law; except for in the case of clause (b), as would not reasonably be expected, individually or in the aggregate, to materially impair Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.05.          Litigation.  As of the date of this Agreement, Seller is not (i) a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings concerning its business, which are in progress or, to Seller’s knowledge, threatened or pending, (ii) to Seller’s knowledge, the subject of any investigation by a Governmental Authority with respect to any violation of any Applicable Law or (iii) subject to any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction, in the case of each of clauses (i)-(iii), that would reasonably be expected, individually or in the aggregate, to materially impair Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 4.06.           Ownership of Shares.  Seller is the record and beneficial owner of all of the Shares, and will transfer and deliver to Buyer at the Closing valid title to the Shares, free and clear of any Liens (other than Liens arising under state and federal securities laws and Liens incurred by Buyer or any of its Affiliates).

Section 4.07.          Finders’ Fees.  Except for Morgan Stanley & Co. LLC (the fees and expenses of which will be paid in their entirety by Seller or one of its Affiliates), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from any Company in connection with the transactions contemplated by this Agreement.

Section 4.08.           No Additional Representations or Warranties.  Except as specifically provided in this Article 4 or Article 3, none of Seller, any Company or any of their respective Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives has made, or is making, any representation or warranty whatsoever to Buyer or any of its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information (including any projections on the future performance of the businesses of the Companies) provided to Buyer or any of its Affiliates, or any of their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives.

ARTICLE 5
Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller that:

Section 5.01.          Existence and Power.  Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all organizational powers required to carry on its business as now conducted.

Section 5.02.           Authorization.  (a) The execution, delivery and performance by Buyer of this Agreement and each other Transaction Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby are within the organizational powers of Buyer and have been duly authorized by all necessary organizational action on the part of Buyer.

(b)        This Agreement constitutes a valid, binding and enforceable agreement of Buyer and each other Transaction Agreement to which Buyer is a party, when executed and delivered by Buyer, will constitute a valid, binding and enforceable agreement of Buyer, subject, in the case of enforceability, to the Remedies Exception.

Section 5.03.          Governmental Authorization.  Performance of this Agreement by Buyer requires no action by or in respect of, or filing with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act, (b) the filing of applications and notices with, and receipt of approvals, licenses or consents from, the Persons set forth on Section 3.04 of the Disclosure Schedule and (c) any actions or filings, the absence of which would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 5.04.           Non-Contravention.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) violate the organizational documents of Buyer; (b) assuming compliance with the matters referred to in Section 5.03, violate any Applicable Law, require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (c) result in the creation or imposition of any Lien on any asset of Buyer, except for any Permitted Liens and with such exceptions, in the case of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate, to materially impair or delay Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 5.05.           Financing.

(a)        Buyer has, and will have at all times prior to the Closing, sufficient cash, available lines of credit, definitive debt financing commitments or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder (and all related fees and expenses of Buyer and its representatives pursuant to this Agreement) and under the other Transaction Agreements and Buyer acknowledges and agrees that the availability of funds shall not be a condition to the obligation of Buyer to consummate the transactions contemplated hereby and thereby.

(b)        Buyer has delivered to Seller a true, complete and fully executed copy of the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and is a valid and binding obligation of the Buyer and, to the knowledge of Buyer, the other parties thereto. As of the date hereof, the Debt Commitment Letter has not been amended or modified in any material respect, and the commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified in any material respect.

Section 5.06.          Solvency.  The transactions contemplated by this Agreement (including any financings to be undertaken in connection therewith) will not, as of immediately following Closing, render the Companies insolvent, such that (i) any of the Companies will have incurred debts beyond its ability to pay such debts as they mature or become due, (ii) the then present fair saleable value of the assets of each Company will not exceed the amount that will be required to pay its probable liabilities (including the probable amount of all contingent liabilities) and its debts as they become absolute and matured, (iii) the assets of each Company, in each case at a fair valuation, will not exceed its respective debts (including the probable amount of all contingent liabilities) or (iv) any of the Companies will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Companies.

Section 5.07.           Purchase for Investment.  Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

Section 5.08.            Litigation.  Buyer is not (i) a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings, which are in progress or, to Buyer’s knowledge, threatened or pending, (ii) to Buyer’s knowledge, the subject of any investigation by a Governmental Authority with respect to any violation of any Applicable Law or (iii) subject to any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction, in the case of each of clauses (i)-(iii), that would reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby.

Section 5.09.            Finders’ Fees.  Except for Centerview Partners LLC (the fees and expenses of which will be borne in full by Buyer), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from any Person in connection with the transactions contemplated by this Agreement.

Section 5.10.            Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of businesses such as its acquisition of the Shares as contemplated hereunder.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  Buyer acknowledges that Seller has given Buyer complete and open access to the employees, documents and facilities of the Companies.  Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary.  Buyer agrees to accept the Shares and the businesses of the Companies in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by Seller or any Company or any of its or their respective directors, officers, employees, stockholders, partners, members, advisors or other representatives, except as specifically and expressly set forth in Article 3 or Article 4.  Without limiting the generality of the foregoing,  Buyer acknowledges that none of Seller, any Company or any of its or their Affiliates makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future operations, future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the businesses of the Companies or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the businesses of the Companies, except as expressly set forth in Article 3 or Article 4.

ARTICLE 6
Covenants

Section 6.01.            Pre-Closing Obligations.  (a) From the date of this Agreement until the Closing Date, except (i) as permitted by this Agreement, (ii) as required by Applicable Law, authorization, Permit, license or any Governmental Authority, (iii) as set forth in Section 6.01 of the Disclosure Schedule or (iv) with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), the Companies shall conduct their businesses in the ordinary course; provided, that (x) no action by the Companies with respect to matters expressly permitted by an exception to a subclause of Section 6.01(b) will be deemed a breach of this Section 6.01(a), and (y) the Companies’ failure to take any action prohibited by Section 6.01(b) will not be a breach of this Section 6.01(a).

(b)        Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (i) as permitted by this Agreement, (ii) as required by Applicable Law, authorization, Permit, license or any Governmental Authority, (iii) as set forth in Section 6.01 of the Disclosure Schedule or (iv) with the written consent of Buyer (which shall not be unreasonably withheld, conditioned or delayed), the Companies shall not and, with respect to Section 6.01(b)(vii) and Section 6.01(b)(viii), Seller and its Affiliates shall not:

(v)             amend (whether by merger, consolidation or otherwise) the certificate of incorporation or bylaws of any Company in any materially adverse respect;

(vi)            (A) split, combine or reclassify any Shares or (B) declare, set aside or pay any dividend or other distribution, other than cash dividends or other cash distributions by the Companies to Seller;

(vii)          issue or sell any Equity Interests of the Companies;

(viii)        acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, other than (A) pursuant to existing Contracts made available to Buyer prior to the date hereof or (B) in the ordinary course of business;

(ix)            dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any material assets, other than (A) pursuant to existing Contracts made available to Buyer prior to the date hereof or (B) in the ordinary course of business;

(x)              make any material loans, advances or capital contributions to, or material investments in, any other Person, other than (A) in the ordinary course of business or (B) loans, advances or capital contributions to, or investments in, any Company;

(xi)            other than as required by the terms of any Employee Benefit Plan or Applicable Law, (A) with respect to any Company Employee or other individual service provider of a Company, (1) grant or increase any severance or termination entitlement to such individual (or amend any existing severance or termination pay arrangement) or (2) enter into any employment, deferred compensation or other similar agreement with such individual (or amend any existing agreement), provided that the Companies may provide Company

Employees newly hired in accordance with Section 6.01(b)(viii)(A) with compensation and benefits arrangements consistent with those provided to other similarly situated Company Employees hired prior to the date of this Agreement, (B) establish, adopt or amend any Employee Benefit Plan or CBA or (C) increase any compensation, bonus or other benefits payable to any Company Employee or other individual service provider of a Company other than in the ordinary course of business consistent with past practices;

(xii)           hire, engage the services of or terminate any Company Employee or other service provider other than in the ordinary course of business consistent with past practice;

(xiii)         amend or voluntarily terminate any Contract listed in Section 3.10(a) of the Disclosure Schedule, or enter into any new Contract that would have been required to be listed in Section 3.10(a) of the Disclosure Schedule had it been in effect as of the date hereof, in each case other than in the ordinary course of business;

(xiv)         with respect to Taxes, other than Combined Taxes, (A) make or change any material Tax election or method of accounting for U.S. federal income tax purposes, except in the ordinary course of business consistent with past practice, (B) settle or compromise any material claim or assessment relating to Taxes or (C) fail to prepare and timely file any material Tax Returns required to be filed (after taking into account extensions therefor) before the Closing or to file any such Tax Return in a manner consistent with past practice;

(xv)          make any change to the Companies’ methods of financial accounting, except as required by changes in GAAP or other Applicable Law;

(xvi)         adopt a plan or agreement of complete or partial liquidation or dissolution;

(xvii)       make any capital expenditures in any fiscal year that are in the aggregate in excess of (x) the amounts set forth in the financial model made available to Buyer prior to the date hereof with respect to such fiscal year plus (y) 10% of such amounts;

(xviii)      incur any Indebtedness in excess of $10,000,000 other than (i) in the ordinary course of business or (ii) pursuant to the existing Note Purchase and Private Shelf Agreement, by and among, inter alia, Food Services of America, Inc., as issuer, Services Group of America, Inc., Ameristar Meats, Inc., Amerifresh, Inc., Systems Services of America, Inc., Gampac Express, Inc. and Development Services of America, Inc. as guarantors and The Prudential Insurance Company of America and United of Omaha Life Insurance Company as purchasers, dated as of May 9, 2017;

(xix)         settle any pending or threatened litigation, proceeding or other Action other than (x) any settlement if the amount to be paid by the Companies in such settlement does not exceed the amount that would be expected to be paid or reimbursed under insurance policies or (y) for an amount not in excess of $1,000,000 individually or $5,000,000 in the aggregate, provided that such settlement does not result in any continuing material obligations (other than customary confidentiality obligations) of the Companies and does not involve any injunctive or equitable relief, or impose material restrictions (other than customary confidentiality obligations) on the Companies; or

(xx)            agree or commit to do any of the foregoing.

(c)        Prior to the Closing, Buyer and Seller shall not, and shall not permit any of their respective Affiliates to, take any action or fail to take any action that could reasonably be expected to result in any of the conditions set forth in Article 9 not being satisfied or that could otherwise be reasonably expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

(d)        Prior to the Closing, Seller shall use commercially reasonable efforts (without payment of any money) to assign to one of the Companies, and in connection with any such assumption, the applicable Company shall assume all obligations under, the agreements set forth on Section 6.01(d) of the Disclosure Schedule.

Section 6.02.            Certain Filings.  Seller and Buyer shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 6.03.            Reasonable Best Efforts; Further Assurances.

(a)        Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement, including (x) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (y) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party (including with respect to the consents set forth on Section 6.03(a) of the Disclosure Schedule, taking the actions specified thereon) that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that, subject to Section 6.03(e), the reasonable best efforts of Buyer, solely for the purposes of this Section 6.03, shall be deemed to include taking all actions necessary or appropriate to avoid or eliminate each and every impediment under any Applicable Law or otherwise so as to enable the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements to occur as soon as reasonably possible, including:

(i)              entering into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the transactions contemplated hereby;

(ii)             proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer, any of its Affiliates, any Company or one or more Companies;

(iii)            terminating existing relationships, contractual rights or obligations of Buyer or its Affiliates (including those of any Company);

(iv)           otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Affiliates’ (including any Company’s) freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of Buyer or its Affiliates (including any Company) (each of the foregoing described in any of 6.03(a)(i) through (iv), a “Regulatory Concession”);

(v)            defending any action, suit or proceeding (including by appeal if necessary) that challenges any of the transactions contemplated by this Agreement or the other Transaction Agreements or which would otherwise prohibit, materially delay or materiality impair the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements;

(vi)           seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby; and

(vii)          not taking any action (including the acquisition by it or any of its Affiliates of any interest in any Person that derives revenues from products, services or lines of business similar to the products, services or lines of business of any Company) if such action would make it more likely that there would arise any impediments under any Applicable Law that may be asserted by any Governmental Authority to the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements as promptly as reasonably practicable or that could be expected to result in any delay of the Closing.

(b)        If requested by Buyer, the Companies shall agree to any Regulatory Concession; provided that (i) none of Seller’s Affiliates shall be required to make any Regulatory Concession and (ii) neither Seller nor any of the Companies shall be required to agree to any Regulatory Concession that is not conditioned upon consummation of the transactions contemplated by this Agreement.

(c)        Seller and Buyer agree, and Seller, prior to the Closing, and Buyer, after the Closing, agree to cause the Companies, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as reasonably practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. All fees and expenses incurred by Buyer or Seller or any of their Affiliates in connection with causing the expiration or termination of the applicable waiting periods under the HSR Act, including all filing fees and attorneys’ fees with respect to any filing with any Governmental Authority, shall be borne by Buyer.

(d)        Subject to Applicable Law relating to the sharing of information, each party hereto shall (A) furnish the other party with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence (1) prepared by or on behalf of such party for any Governmental Authority and affording the other party opportunity to comment and participate in responding, where appropriate; and (2) received by or on behalf of such party from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval and (B) use commercially reasonable efforts to consult with and keep the other party hereto informed as to the status of such matters.  Further, no party hereto shall, nor shall it permit any of its representatives to, meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent not precluded by Applicable Law or regulation or exempted by this Agreement, offers the other party the opportunity to participate in such meeting or conversation.  Buyer shall (i) control the strategy for obtaining any consents, waivers and approvals from any Governmental Authority in connection with the transactions contemplated by this Agreement and (ii) control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the transactions contemplated by this Agreement and of all other regulatory matters incidental thereto; provided that Buyer shall consult and cooperate with Seller with respect to such strategy, positions and requested regulatory action and consider Seller’s views in good faith.  Seller and Buyer shall not, and shall cause their respective Affiliates not to, take, refrain from taking or cause to be taken any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of any Governmental Authorities.  In furtherance of the foregoing, neither Seller nor Buyer shall, or cause the Companies to, (x) commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or enter into a timing agreement with any Governmental Authority or (y) pull and refile any filing made under the HSR Act prior to the End Date, in the case of each of clauses (x) or (y) without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.

(e)        Notwithstanding the foregoing or any other provision of this Agreement (including Section 6.03(a)), (1) neither Buyer nor any of its Affiliates shall be required to take or commit to take any of the actions listed in clauses (i)–(vii) of Section 6.03(a) with respect to the Companies, Buyer or Buyer’s Affiliates to the extent that such action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Companies, Buyer Parent and all Buyer’s Affiliates, taken as a whole (any such requirement or commitment, a “Burdensome Condition”), and (2) neither Seller nor the Companies shall, without Buyer’s prior written consent, take or commit to take any of the actions listed in clauses (i)–(vii) of Section 6.03(a).

(f)        The parties understand and agree that Buyer’s obligation to use its reasonable best efforts set forth in this Section 6.03 includes taking all actions and doing all things necessary, proper or advisable under Applicable Law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of Contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations) to consummate the Closing and the other transactions contemplated hereby, so long as the foregoing would not result in and would not reasonably be expected to result in, individually or in the aggregate, a Burdensome Condition.

Section 6.04.           Access.  (a) From the date hereof until the Closing Date, the Companies shall (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives during Working Hours reasonable access to the offices and properties, and to copies of books and records, of the Companies; (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and any other information relating to the businesses of the Companies as such Persons may reasonably request; and (iii) instruct the employees, counsel and financial advisors of the Companies to cooperate with Buyer in its investigation of the businesses of the Companies.  Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the businesses of the Companies.  Notwithstanding the foregoing, (A) the Companies shall not be required to provide or cause to be provided access to or disclose or cause to be disclosed information where such access or disclosure would jeopardize the attorney-client privilege, contravene any Applicable Law or contravene any confidentiality undertaking; provided that the Companies shall use commercially reasonable efforts to provide the information sought in such investigation in a manner that does not jeopardize such attorney-client privilege or contravene any such Applicable Law or confidentiality undertaking; and (B) prior to the Closing Date, Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Companies, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media.

(b)        On and after the Closing Date, Buyer will, and will cause the Companies to, (i) maintain the books and records of the business of the Companies for a period of eight years; (ii) upon reasonable written notice and during Working Hours, afford to Seller and its agents reasonable access to (x) properties, copies of books and records for the period prior to Closing and (y) employees and auditors of the business of the Companies, in each case to the extent necessary to permit Seller to (A) perform or satisfy any legal or regulatory obligation relating to any period on or before the Closing Date or for any other reasonable purpose or (B) conduct, or if applicable, defend, any litigation or other legal proceedings (including the matters set forth on Section 6.04(b) of the Disclosure Schedule) involving Seller or any of its Affiliates relating to matters that occurred prior to the Closing (including making employees available as witnesses, for depositions and/or to prepare for any legal proceeding).  In addition, on and after the Closing Date, Buyer will, and will cause the Companies to, reasonably cooperate with Seller’s conduct of the matter set forth on Section 6.04(b) of the Disclosure Schedule.  Notwithstanding the foregoing, Buyer shall not be required to provide access or disclose information to the extent that such access or disclosure would jeopardize the attorney-client privilege or contravene any Applicable Law or confidentiality undertaking; provided that Buyer shall use commercially reasonable efforts to provide the information sought in such investigation in a manner that does not jeopardize such attorney-client privilege or contravene any such Applicable Law or confidentiality undertaking.

(c)        From the date hereof until the Closing Date, without Seller’s prior written consent, Buyer shall not, and shall cause its Affiliates and its and their representatives not to, contact any customers, vendors, distributors or suppliers of, or other third parties having business relationships with, the Companies, other than in the ordinary course of Buyer’s or its Affiliates’ businesses where such contact does not relate to or discuss the businesses of the Companies, this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby and is in any event conducted in compliance with the terms of the Confidentiality Agreement.

(d)        Section 6.04 shall not apply with respect to Tax Returns or Tax books and records (including work papers and other documents or information related thereof).

Section 6.05.         Notices of Certain Events.  (a) Seller shall promptly notify Buyer of each of the following events if such event occurs prior to the Closing:

(i)              any material written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(ii)            any material written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Buyer is permitted by such Governmental Authority).

(b)        Buyer shall promptly notify Seller of each of the following events if such event occurs prior to the Closing:

(i)              any material written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(ii)            any material written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (to the extent notification thereof to Seller is permitted by such Governmental Authority).

(c)        Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 6.05 shall not be deemed to be a breach hereunder.

Section 6.06.          Restrictive Covenants.

(a)        Seller agrees that, for a period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to, solicit for employment or hire any Company Employee; provided that this Section 6.06(a) shall not prohibit Seller or any of its Affiliates from (i) conducting a general solicitation, advertisement or search firm engagement that, in each case, is not specifically directed at Company Employees, (ii) soliciting for employment or hiring any individuals who have not been employed or engaged by any Company for a period of six months prior to the date such individuals were first solicited for employment or (iii) soliciting for employment or hiring any individuals whose employment or engagement with a Company is terminated by such Company.

(b)       Buyer agrees that, for a period commencing on the Closing Date and ending on the date that is 12 months after the Closing Date, Buyer shall not, and shall cause its Affiliates not to, solicit for employment or hire any employee of Seller or its Affiliates (“Seller Retained Employees”); provided that this Section 6.06(b) shall not prohibit Buyer or any of its Affiliates from (i) conducting a general solicitation, advertisement or search firm engagement that, in each case, is not specifically directed at Seller Retained Employees, (ii) soliciting for employment or hiring any individuals who have not been employed or engaged by Seller or any of its Affiliates for a period of six months prior to the date such individuals were first solicited for employment or (iii) soliciting for employment or hiring any individuals whose employment or engagement with Seller or any of its Affiliates is terminated by Seller or an Affiliate of Seller.

(c)        Seller agrees that, from the Closing Date until the fourth anniversary thereof, Seller shall not, and shall cause its Affiliates not to, engage, itself or through any other entity, in any of the following businesses: (i) broadline and systems foodservice distribution, (ii) meat and other protein production, processing and repackaging, (iii) produce brokerage or (iv) transportation brokerage, (each of (i) to (iv), a “Competing Business”); provided that nothing herein shall prohibit the acquisition, holding of investments or direct or indirect ownership by Seller or any of its Affiliates of any voting stock, capital stock or other Equity Interest of any publicly-traded Person engaged in a Competing Business, so long as such ownership interest represents not more than 5% of the aggregate voting power or outstanding capital stock or other Equity

Interests of such Person.  For the sake of clarity and notwithstanding the foregoing, the foregoing shall not, in any way, limit or effect Seller’s or any of its Affiliates’ ability to perform any obligations under the Transitional Services Agreement.

(d)        The undertakings in Section 6.06(a) and Section 6.06(c) are given to Buyer and to each of its Affiliates.  Seller acknowledges that such undertakings are entirely independent restrictions and are no greater than reasonably necessary to protect the interests of Buyer and its Affiliates.  If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 6.06(a), Section 6.06(b) or Section 6.06(c) is invalid or unenforceable, the parties hereto agree that such court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.  For the avoidance of doubt, the Companies shall be deemed Affiliates of Buyer and not Seller for the purposes of this Section 6.06.

Section 6.07.            Seller Marks.  (a) Buyer and the Companies will have no right, title or interest in or to (i) any trademarks owned by Seller or its Affiliates (excluding the Companies) as of the date hereof including those listed in Section 6.06 of the Disclosure Schedule, any variation or derivative of any of the foregoing, and any names or trademarks confusingly similar to any of the foregoing (collectively, the “Seller Marks”) or (ii) the Founder Rights (the Founder Rights and Seller Marks, collectively, the “Excluded Marks”).  Buyer hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Companies) shall acquire any goodwill, rights or benefits arising from the Excluded Marks and that all such goodwill, rights and benefits shall inure solely to Seller or its respective Affiliates, as applicable (it being understood that, to the extent Buyer or any of its Affiliates (including, as of the Closing, the Companies) acquires any right, title and interest in and to any Excluded Marks, Buyer or such Affiliate hereby irrevocably and perpetually assigns to Seller or its respective Affiliates, as applicable, all such right, title and interest in and to such Excluded Marks, together with all associated goodwill and all rights to sue for the past, present and future infringement, dilution or other violation of such Excluded Marks).

(b)        Prior to the end of the Transitional Trademark License Term, Buyer shall cause the Companies to (i) cease any and all use of the Excluded Marks, (ii) delete or destroy any and all materials under their control that contain the Excluded Marks and (iii) cause their corporate names to be changed to such other corporate names that do not include the Excluded Marks and make all necessary filings and use commercially reasonable efforts to cause all applicable Governmental Authorities to change all applications, registrations and filings, including corporate names, seals and certificates of the Companies such that they will not include any Excluded Marks, provided that Companies may make minimal use of the Excluded Marks solely in connection with a reference to the Companies’ history that is factually accurate. From and after the Closing, none of Buyer, Buyer’s Affiliates or the Companies shall challenge the ownership, validity or enforceability of any Seller Marks. For the avoidance of doubt, Buyer and the Companies acknowledge and agree that Seller and its Affiliates may make minimal use of any trademarks included in the Company Intellectual Property Rights solely in connection with a reference to the Companies’ history that is factually accurate.

(c)        Effective as of the Closing, Seller, on behalf of itself and its Affiliates (other than the Companies), hereby grants to Buyer and the Companies, for a period of 180 days immediately after the Closing (the “Transitional Trademark License Term”), a limited, non-exclusive, non-sublicenseable, royalty-free license to use the Excluded Marks but solely to the extent used by the Companies as of the Closing Date and solely to facilitate the transition by Buyer and the Companies to new names and marks, including packaging and selling business inventory of the Companies containing any Excluded Marks (without alteration or modification) in the ordinary course of business consistent with past practice. All goodwill associated with the Excluded Marks generated by Buyer’s and the Companies’ use of the Excluded Marks pursuant to the foregoing license in this Section 6.07(c) shall inure to the benefit of Seller and its Affiliates (other than the Companies). To the extent any right, title or interest in or to any Excluded Mark vests in Buyer or the Companies by operation of law or otherwise, Buyer or the Companies, as applicable, hereby irrevocably and perpetually assign to Seller any and all such right, title and interest throughout the world in and to such Excluded Mark. Buyer and the Companies shall (i) use the Excluded Marks at a level of quality equivalent to that in effect for the Excluded Marks as of the Closing and in accordance with Seller’s standards of use and quality control guidelines and procedures (as the same may be updated from time to time) and (ii) ensure that Buyer’s or the Companies’ sale and distribution of any products bearing the Excluded Marks shall not reflect adversely upon, damage or tarnish the good name and reputation of Seller or its Affiliates or any of the products manufactured or sold by Seller, its Affiliates and/or any third parties authorized by Seller.

Section 6.08.            Confidentiality.  (a)  Buyer acknowledges that the information provided to it in connection with this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby (including the terms of this Agreement) and thereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.  If this Agreement is terminated for any reason prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b)        Seller agrees that, for a period of three (3) years from and after the Closing Date, Seller shall, and shall cause its Affiliates to, treat and hold as confidential (i) all information concerning the businesses and affairs of the Companies as of the Closing Date and (ii) the terms of this Agreement (including financial terms) (collectively, the “Confidential Information”).  In the event that Seller or any of its Affiliates is requested or required by law, rule, regulation, stock exchange rule, or legal process to disclose any Confidential Information, it shall, to the extent permitted by Applicable Law and reasonably practicable, notify Buyer promptly of the request or requirement so that Buyer, at its expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 6.08(b).  If such protective order or other remedy is not obtained, nor is a waiver hereunder provided, and Seller or any of its Affiliates is required to disclose any Confidential Information under Applicable Law, it may disclose the portions of the Confidential Information required to be disclosed (and only such portions); provided that it shall use its commercially reasonable efforts to obtain, at the request and expense of Buyer, an order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed.  Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information shall not include (A) information that enters the public domain (or becomes generally known within the industry), other than as a result of a disclosure by Seller or any of its Affiliates in violation of this Section 6.08(b), (B) information acquired by Seller or any of its Affiliates from sources other than those related to its prior ownership of the Companies or (C) information used by Seller’s Subsidiaries (other than the Companies).

(c)        Save for the press release or press releases in the agreed form proposed to be issued by the parties hereto immediately after Closing has occurred, no party shall, without the prior written consent of the other parties hereto, issue any press release or make any other public announcement relating to this Agreement or the transactions contemplated hereby except to the extent required by Applicable Law, any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject.  Notwithstanding any other provision of this Section 6.07, in no event will either Buyer, Seller or any of their respective Affiliates publicly announce or disclose the financial terms of the transactions contemplated hereby without the prior written consent of the other party except to the extent required by either party or its Affiliates to comply with its financial reporting obligations or Applicable Law or any regulatory or supervisory body or the rules of any securities exchange to which the disclosing party is subject.

Section 6.09.             Intercompany Matters.  (a)  Effective as of the Closing, except for the Transitional Services Agreement or as set forth in Section 6.09(a) of the Disclosure Schedule, all intercompany accounts between Seller or its Affiliates, on the one hand, and the Companies, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and all Affiliate Contracts, including the agreements set forth in Section 6.09(b) of the Disclosure Schedule, shall be terminated, in each case without further liability or obligation (contingent or otherwise) of any party thereunder.

(b)        On or prior to the Closing, Seller shall cause Seller’s Affiliate, Development Services of America, Inc., as landlord, and each of Company 1, Company 3 and Company 5, each, as tenant, to enter into amendments to each of the Leases for the Leased Real Properties located in Scottsdale, Arizona, in each case providing solely for the terms and conditions set forth on Section 6.09(b) of the Disclosure Schedule (the “Scottsdale Lease Amendments”).

Section 6.10.             Contact with Employees and Contractors.  During the period from the date of this Agreement until the Closing, Buyer agrees that it is not authorized to and shall not, and shall not permit any of its Affiliates or any of its or their respective representatives to, contact any employee (excluding Slade Stewart and Peter Smith) or independent contractor of the Companies, regarding the businesses of the Companies or the transactions contemplated by this Agreement, without the prior written consent of Seller.

Section 6.11.            Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.  (a) Buyer waives and will not assert, and agrees to cause the Companies to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any shareholder, officer, employee or director of Seller or any Company (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, including any litigation or other dispute proceeding between or among Buyer or its Affiliates, the Companies and any Designated Person, by Davis Polk & Wardwell LLP or any other legal counsel currently representing the Companies in connection with this Agreement or any other agreements or transactions contemplated thereby (whether or not such legal counsel also represented Seller) (the “Current Representation”), even though the interests of such Designated Person may be directly adverse to Buyer, its Affiliates or the Companies.

(b)        It is the intention of the parties hereto that all rights to any attorney-client privilege applicable to communications between Davis Polk & Wardwell LLP and any other legal counsel currently representing the Companies in connection with the Current Representation (whether or not such legal counsel also represented Seller) shall be retained solely by Seller (and not the Companies); provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby.  Accordingly, the Companies shall not have access to any such communications, or to the files of Davis Polk & Wardwell LLP or any other legal counsel currently representing the Companies (whether or not such legal counsel also represented Seller) in connection with the Current Representation, from and after the Closing.  Without limiting the generality of the foregoing, upon and after the Closing, (i) Seller and its Affiliates shall be the sole holders of the attorney-client privilege with respect to the Current Representation, and the Companies shall not be holders thereof, (ii) to the extent that files of Davis Polk & Wardwell LLP or any other legal counsel currently representing the Companies in connection with the Current Representation (whether or not such legal counsel also represented Seller) constitute property of a client, only Seller and its Affiliates shall hold such property rights.

(c)        Buyer agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Companies), that in the event of a dispute between Seller or an Affiliate of Seller, on the one hand, and the Companies, on the other hand, arising out of or relating to any matter in which Davis Polk & Wardwell LLP or any other legal counsel currently representing the Companies in connection with the Current Representation jointly represented both (i) Seller and (ii) the Companies, if applicable, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege or any work product doctrine will protect against or prevent disclosure by Davis Polk & Wardwell LLP or any other legal counsel currently representing any of the Companies in connection with the Current Representation to such

Seller or an Affiliate of Seller of any information or documents developed or shared during the course of any such joint representation.

(d)        In the event that any third party shall seek to obtain from Buyer or its Affiliates (including, after the Closing, the Companies) attorney-client communications involving Davis Polk & Wardwell LLP or any other legal counsel currently representing the Companies in connection with the Current Representation, then Buyer shall notify Seller of such application sufficiently in advance of any hearing on the application to permit Seller to participate in any such proceedings.

Section 6.12.             Directors and Officers.  (a) From and after the Closing, Buyer shall cause the Companies to maintain in effect and continue to provide to the fullest extent permitted by Applicable Law all rights to indemnification, advancement of expenses, exculpation and other limitations on liability currently existing in favor of any current or former representative of the Companies (including any predecessors thereof) (collectively, such representatives, the “Seller Indemnitees”) under, and in no event on terms less favorable than those contained in, the organizational documents of the Companies in effect on the date of this Agreement.

(b)        In the event that Buyer, any of the Companies or any of its or their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of Buyer and the Companies, as the case may be, shall succeed to and be bound by the obligations set forth in this Section 6.12.

(c)        The obligations of Buyer under this Section 6.12 shall not be terminated or modified in such a manner as to materially and adversely affect any Seller Indemnitee to whom this Section 6.12 applies without the written consent of such affected Seller Indemnitee (it being expressly agreed that each Seller Indemnitee shall be a third-party beneficiary of this Section 6.12).

Section 6.13.             DMA Membership.  If requested by Buyer, Seller shall use its commercially reasonably efforts (but without any payment of money) to transfer to Company 3 Seller’s equity interests in (i) Distribution Market Advantage, Inc., (ii) Customer Advantage Network LLC, (iii) Distribution Marketing Services, L.P. (d/b/a Independent Marketing Alliance) and (iv) Distribution Marketing Services GP, L.L.C.

Section 6.14.             Payoff Letters.  The Companies shall use their commercially reasonable efforts, subject to the cooperation of the applicable lenders, to arrange for the delivery at least two (2) Business Days prior to the Closing Date, of near-final “payoff letters” in customary form for the Indebtedness listed in Section 6.14 of the Disclosure Schedule, which state (i) the aggregate amount of the Companies’ obligations (including unpaid principal, accrued and unpaid interest, prepayment penalties, breakage costs and premiums in connection with the repayment thereof) that will be outstanding thereunder as of the Closing, (ii) that upon receipt of the payoff amount set forth therein, the applicable instruments evidencing such Indebtedness shall be terminated (except for the provisions in such instruments that, by their terms, survive such termination) and (iii) that all encumbrances, guaranties, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the Companies securing such obligation thereunder shall be, upon the payment of applicable payoff amount, released and terminated.

Section 6.15.          Transaction Expenses.  At least two (2) Business Days prior to the Closing, the Companies shall use commercially reasonable efforts, subject to the cooperation of the applicable payees, to arrange for each payee of Transaction Expenses described in clause (i) of the definition thereof to submit to the Companies an invoice (a copy of which will be promptly provided to Buyer) for the full amount of such payee’s Transaction Expenses, which invoice shall provide that, upon payment of such invoice, all amounts due to such payee by the Companies arising from, or in connection with, this Agreement or the transactions contemplated hereby shall be paid in full.

Section 6.16.           Debt Financing.

(a)        Buyer shall use its reasonable best efforts to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter as promptly as reasonably practicable after the date hereof, including its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions) or on other terms no less favorable to Buyer as to conditionality, (iii) satisfy on a timely basis all conditions applicable to Buyer in the Debt Commitment Letter that are within its control, (iv) consummate the Debt Financing at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letter (including by taking enforcement actions against the lenders).  Buyer shall keep Seller informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letter and shall give Seller notice of any adverse change with respect to such Debt Financing as promptly as practicable.  Without limiting the generality of the foregoing, Buyer shall give Seller prompt notice (x) of any material breach or material default by any party to the Debt Commitment Letter, or any definitive agreements related to the Debt Financing, in each case of which Buyer becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Financing Source with respect to any (1) material breach of Buyer’s obligations under the Debt Commitment Letter or definitive agreements related to the Debt Financing, or default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing or (2) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing or any provisions of the Debt Commitment Letter, in each case, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing and (z) of the receipt of any notice or other communication (written or verbal) on the basis of which Buyer expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing.  As soon as reasonably practicable, but in any event within five Business Days of the date Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clauses (x), (y) or (z) of the immediately preceding sentence; provided that in no event will Buyer be under any obligation to disclose any information pursuant to clause (x), (y) or (z) above that is subject to attorney-client or similar privilege if Buyer shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege and such efforts were unsuccesful.

(b)       In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the “market flex” provisions), (A) Buyer shall promptly notify Seller and (B) Buyer shall use its reasonable best efforts to arrange and obtain any such portion from alternative sources, on terms, taken as whole, that are no less favorable to Buyer than the terms contemplated by the Debt Commitment Letter (including after giving effect to the “market flex” provisions), as promptly as practicable following the occurrence of such event.

(c)        Notwithstanding anything in this Agreement to the contrary, Buyer shall not amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter, and/or substitute other debt financing for all or any portion of the Debt Financing from the same and/or alternative financing sources unless such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter does not (i) reduce the aggregate amount of the Debt Financing (such that the aggregate funds that would be available to Buyer on the Closing Date would not be sufficient to provide the funds required to be funded on the Closing Date to consummate the transactions contemplated herein), (ii) add or expand the conditions precedent or contingencies to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letter and (iii) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter, in the case of each of clauses (ii) and (iii) hereof, in a manner that in any such case would reasonably be expected to (A) delay or make materially less likely the funding of the Debt Financing (or satisfaction of the conditions precedent to the funding of the Debt Financing) on the Closing Date or otherwise prevent or impair the transactions contemplated by this Agreement in any material respect or (B) adversely affect the ability of Buyer to timely consummate the transactions contemplated hereby; provided, however, that Buyer may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to include any new commitment letters entered into in accordance with this Section 6.16(c) and the term “Debt Financing” as used herein shall be deemed to include any substitute debt or equity financing obtained in accordance with this Section 6.16(c), as applicable.  Buyer agrees to notify Seller promptly, and in any event, within three Business Days, of any amendment, replacement, supplementation, modification or waiver of any of its rights under the Debt Commitment Letter and provide Seller with a copy of any amendment, replacement, supplementation, modification or waiver to the Debt Commitment Letter.

Section 6.17.          Debt Financing Co-Operation by Seller.  (a) Seller shall use reasonable best efforts to provide to Buyer, and shall use reasonable best efforts to cause the Companies and their respective representatives to provide to Buyer prior to the Closing, such cooperation that may be reasonably requested by Buyer and that is reasonably necessary or customary, proper or advisable in connection with the arrangement of the Debt Financing on a timely basis, including using reasonable best efforts, in a manner that does not unreasonably interfere with the ongoing operations of Seller or the Companies, with respect to:

(i)            (A) furnishing Buyer and its Financing Sources all financial or other pertinent information regarding the Companies reasonably requested in connection with the Debt Financing and assisting with the preparation of bank information memoranda, lender presentations, ratings agency presentations and other customary marketing and syndication materials used to arrange financings similar to the Debt Financing, (B) participating in a reasonable number of meetings, lender presentations, rating agency presentations and other customary syndication activities with the actual and prospective Financing Sources, in each case at reasonable times to be mutually agreed upon reasonable advance notice and (C) executing and delivering customary authorization letters to the Financing Sources authorizing the distribution of information  in clause (A) above to prospective lenders;

(ii)            executing and delivering the definitive agreements with respect to the Debt Financing and any other documents and certificates and back-up therefor as may be reasonably requested by Buyer or the Financing Sources (provided that (x) none of such definitive agreements, documents, certificates or back-up shall be required to be executed and delivered prior to the Closing, (y) the effectiveness thereof shall be conditioned upon, or only become operative after, the occurrence of the Closing and (z) no personal liability shall be imposed on the officers or employees executing and delivering such items) and subject to the foregoing, otherwise reasonably facilitating the borrowings, guarantees and pledging of collateral contemplated thereby; and

(iii)            furnishing Buyer no later than three Business Days prior to Closing with documents and information reasonably requested in writing by Buyer at least 10 days prior to the Closing to satisfy the requirements of the Financing Sources under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in order to satisfy the condition set forth in paragraph 6 of Exhibit C to the Debt Commitment Letter; provided that (A) such requested cooperation contemplated by this Section 6.17(a) does not unreasonably interfere with the ongoing operations of the Companies, (B) no representative of the Companies or their respective Affiliates shall be required to deliver any certificate or take any other action pursuant to this Section 6.17(a) to the extent doing so could reasonably be expected to result in personal liability to such representative and (B) none of the Companies or their Affiliates or any representative of the foregoing shall be required to (1) deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters or any certificate as to solvency or any other certificate necessary for the Debt Financing prior to the Closing, (2) pay any commitment or other similar fee or incur or pay any actual or potential liability or expense in connection with the Debt Financing prior to the Closing, for which Buyer does not promptly reimburse or indemnify it, as the case may be, (3) adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing prior to the Closing, (4) execute, deliver or enter into, or perform any agreement, document or instrument, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the effective time of the Closing (other than the authorization letters described in clause (i)(C) above), and (5) take any action that (x) would or could reasonably be expected to, in the reasonable judgment of such Company, conflict with, or result in any violation or breach of, any Applicable Law, any contract or any obligations of confidentiality binding on such Company, (y) would or would reasonably be expected, in the reasonable judgment of such Company, result in the loss of attorney-client privilege or (z) constitutes attorney-work product.

(b)        Seller and the Companies shall furnish Buyer as promptly as practicable following the end of (i) each fiscal year (and in any event within 105 days from the end of such fiscal year) audited combined balance sheets and the related combined statements of income and comprehensive income and cash flows of the Companies prepared in accordance with GAAP beginning with the fiscal year ended on or about December 31, 2018 and (ii) each fiscal quarter (and in any event within 60 days from the end of each fiscal quarter) unaudited combined balance sheets and the related combined statements of income and cash flows of the Companies prepared in accordance with GAAP beginning with the fiscal quarter ended on or about September 28, 2018 (other than any fourth fiscal quarter).

(c)        Seller and the Companies shall supplement any information furnished pursuant to this Section 6.17 on a reasonably current basis to the extent that any such information, to the knowledge of the applicable party, contains any untrue statement of material fact or omits to state any material fact necessary in order to make such information not misleading in light of the circumstances under which such statement is made.

(d)        Seller and the Companies hereby consent to the reasonable use of each Company’s logos, names and trademarks in connection with the Debt Financing; provided that such logos, names and trademarks shall be used solely in a manner that is not intended or reasonably likely to harm or disparage Seller or any Company, or any of their respective reputations or goodwill.

(e)        Buyer shall indemnify and hold harmless Seller and the Companies, and each of their respective directors, officers, employees, agents and other representatives, from and against any and all liabilities, fees, costs or expenses (including attorneys’ fees) suffered or incurred in connection with the arranging or obtaining of the Debt Financing (including any action taken in accordance with this Section 6.17) or any information, assistance or activities provided in connection therewith, except to the extent that any of the foregoing arise from the gross negligence or willful misconduct of Seller or any Company.

(f)        Nothing in this Section 6.17 shall require Seller or any of the Companies to take any action in respect of the Debt Financing to the extent that such action would (i) cause any condition to Closing set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by Seller, (ii) require Seller or any of the Companies to take any action that will conflict with or violate Seller’s or any of the Companies’ organizational documents or any laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Material Contract to which any of the Companies is a party on the date of this Agreement, unless contingent on the Closing, or (iii) reasonably be expected to result in any officer or director of Seller or the Companies incurring any personal liability.

(g)        All information provided by Seller or any of the Companies or any of its or their representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.18.           Real Estate Matters.  Buyer shall use its reasonable best efforts, and Seller and the Companies shall cooperate with Buyer, to: (i) arrange for a substitute Buyer guarantee (or other obligation) to replace, as of the Closing (or as promptly as practicable thereafter), Seller’s guarantee outstanding as of the date hereof in connection with the agreement listed at (b)(ii)(9) under Section 3.13 in the Disclosure Schedule (the “Assumed Seller Guarantee”), (ii) assume all obligations under the Assumed Seller Guarantee and (iii) obtain from the beneficiary thereof a full release of Seller and its Affiliates.  To the extent the beneficiary under the Assumed Seller Guarantee does not accept any such substitute Buyer guarantee as of Closing, Buyer shall (x) indemnify, defend and hold harmless Seller and its Affiliates against, and reimburse Seller and its Affiliates for, all reasonable out-of-pocket costs, fees or expenses paid by Seller or any of its Affiliates in connection with the Assumed Seller Guarantee and (y) not without Seller’s prior written consent, amend in any manner adverse to Seller or any of its Affiliates, or extend (or permit the extension of), the Assumed Seller Guarantee or any obligation supported by the Assumed Seller Guarantee.

ARTICLE 7
Employee Matters

Section 7.01.          Treatment of Company Employees.  Each Company Employee who, as of the Closing, is employed by a Company shall continue employment with such Company immediately following the Closing.

Section 7.02.          Continuation of Benefits.

(a)        For a period of one year immediately following the Closing Date, Buyer shall, or shall cause its Affiliates to, provide to the Company Employees (subject to the terms of the CBAs set forth in Section 3.15(a) of the Disclosure Schedule), (i) an annual base salary or wage rate and incentive compensation opportunities that are no less favorable than the annual base salary or wage rate and incentive compensation opportunities provided to such Company Employees immediately prior to the Closing and (ii) other employee benefits that are substantially comparable in value, in the aggregate, to those in effect with respect to such Company Employees immediately prior to the Closing (excluding the value of any retention or change in control arrangements).

(b)        Except to the extent required by Applicable Law, effective as of the Closing Date, each Company Employee shall cease all active participation in, and accrual of any benefits under, any broad-based Seller Benefit Plan.

Section 7.03.             Service Credit.  Buyer or its Affiliates shall provide the Company Employees full credit for all service with Seller or any of its Affiliates (including with the Companies) for all purposes under (a) any Company Benefit Plan, (b) any other employee benefit plan, program, policy or arrangement and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Company Employees as of and after the Closing by Buyer or any of its Affiliates (including the Companies), but excluding any newly-established Buyer plan that does not provide credit for past service to any employees of Buyer and its Affiliates, to the same extent such service would be recognized by Seller or its applicable Affiliate (including the Companies) under any comparable plan, program, policy or arrangement immediately prior to the Closing.

Section 7.04.             Health Coverages.  Buyer and its Affiliates shall use reasonable best efforts so that each Company Employee (and his or her eligible dependents) eligible for coverage under a group health plan or plans of Buyer or its Affiliates (including the Companies) shall not be excluded from coverage on the basis of any pre-existing condition of such Company Employee or dependent (other than any limitation in effect prior to the Closing under the applicable group health Seller Benefit Plan or Company Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Company Benefit Plan.  If a Company Employee becomes eligible to participate in a Buyer group health plan for the first time following the Closing, Buyer shall use reasonable best efforts to provide such Company Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Company Employee under the applicable group health Seller Benefit Plan or Company Benefit Plan during the same plan year, if any, for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Buyer group health plans. In addition, Buyer shall cause each of the Companies to make company contributions in respect of current or former Company Employees (as determined in accordance with Seller’s past practice) to the Services Group of America II, Inc. Benefits Trust Plan for any periods up to and including the Closing Date (such contributions, the “Benefits Trust Contributions”).

Section 7.05.            WARN.  On or before the Closing Date, Seller shall provide a list of the number and site of employment of any and all employees of each Company who have experienced, or will experience, an “employment loss” (as defined by WARN) within 90 days prior to the Closing Date (the “WARN List”). Seller shall update this list up to and including the Closing Date. Subject to the accuracy in all material respects of the WARN List, Buyer shall cause the Companies to be solely responsible for, and agrees to indemnify and hold harmless Seller and its Affiliates from and against, any liabilities under WARN actually incurred by Seller and its Affiliates with respect to (a) any Company Employee who is found to have suffered an “employment loss” under WARN on or after the Closing, and (b) any individual listed on the WARN List who, by reason of actions by Buyer or its Affiliates (including the Companies) at or after the Closing, is deemed to have suffered an “employment loss” as part of a “mass layoff or “plant closing” under WARN.

Section 7.06.             Accrued Vacation, Sick Leave and Short-Term Disability.  Buyer will recognize and assume the liability with respect to accrued but unused vacation time and sick leave for all Company Employees in which such recognition is permitted by Applicable Law (the “Accrued Paid Time-Off”) and will permit such Company Employees to use such Accrued Paid Time-Off in accordance with the Companies’ vacation policy. Buyer shall use reasonable best efforts to cause each Company Employee who is on short-term disability leave under a Seller Benefit Plan as of the Closing Date to be transferred to a short-term disability benefit plan maintained by Buyer or one of its Affiliates.

Section 7.07.            401(k) Plan.  Effective as of the Closing, Buyer shall permit each Company Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan maintained by Seller or any of its Affiliates (each, a “Seller 401(k) Plan”) to be eligible to participate in a tax-qualified defined contribution plan or plans maintained by Buyer or any of its Affiliates with a cash or deferred feature (the “Buyer 401(k) Plan”).  Buyer shall continue to make available to Company Employees and maintain for the benefit of Company Employees the Buyer 401(k) Plan in accordance with its terms for one year immediately following the Closing.  Buyer shall cause the Buyer 401(k) Plan to permit and accept the rollover of cash by each Company Employee from the Seller 401(k) Plan to the Buyer 401(k) Plan for as long as such Company Employee remains in the employment of Buyer, the Company or any of their successors or Affiliates. Seller shall take all actions necessary to provide that each Company Employee shall be fully vested in his or her matching and discretionary profit sharing contributions under the Seller 401(k) Plan as of immediately prior to the Closing. In addition, Buyer shall cause each of the Companies to pay to Seller amounts necessary to make matching and discretionary profit sharing contributions in respect of current or former Company Employees (as determined in accordance with Seller’s past practice) to the Seller 401(k) Plan, to the extent not previously paid by any Company, for any period prior to the Closing Date (the “Accrued 401(k) Contributions”), and Seller shall make such contributions to the Seller 401(k) Plan.

Section 7.08.           Flexible Spending Accounts.  To the extent that (a) any Company Employee is participating in a Seller Benefit Plan that provides for qualified flexible spending accounts for medical and/or dependent care expenses as of the Closing and (b) Buyer or a parent entity of Buyer maintains such a plan, Buyer shall permit each such Company Employee, effective as of the Closing and for the remainder of the calendar year in which the Closing occurs, to be eligible to participate in an employee benefit plan maintained by Buyer or its Affiliates that provides for qualified flexible spending accounts for medical and/or dependent care expenses, as applicable.  Buyer shall credit such accounts with the amount (positive or negative) credited as of the Closing under comparable accounts maintained under Seller Benefit Plans from the beginning of the plan year to the Closing. To the extent any amounts are credited pursuant to the immediately preceding sentence, as soon as practicable after the Closing, (i) Seller and its Affiliates shall pay to Buyer in cash the amount, if any, by which aggregate contributions made by Company Employees to Seller’s and its Affiliates’ flexible spending accounts exceeded the aggregate benefits provided to Company Employees as of the Closing or (ii) Buyer shall pay to Seller and its Affiliates in cash the amount, if any, by which aggregate benefits provided to Company Employees under Seller’s and its Affiliates’ flexible spending accounts exceeded the aggregate contributions made by Company Employees as of the Closing.

Section 7.09.            2018 Bonuses.  As promptly as practicable after the Closing Date, the Companies shall pay to Company Employees any amounts owed (the “2018 Pre-Closing Bonuses”) pursuant to the bonus plans or arrangements of the Companies in place for the 2018 fiscal year (the “2018 Bonus Plans”), in respect of the portion of the 2018 fiscal year beginning on December 30, 2017 and ending on the last Friday of the month immediately preceding the month during which the Closing Date occurs (such period, the “2018 Pre-Closing Bonus Period”).  Buyer shall, or shall cause the Companies following the Closing to, honor the 2018 Bonus Plans and shall pay, or cause the Companies to pay, to Company Employees the bonuses (the “2018 Post-Closing Bonuses”) pursuant to the 2018 Bonus Plans in respect of performance for the 2018 fiscal year beginning on the first day after the end of the 2018 Pre-Closing Bonus Period and ending on December 29, 2018 and in accordance with the terms of the 2018 Bonus Plans.  The 2018 Post-Closing Bonuses shall be paid following the end of the 2018 fiscal year at such time when annual bonuses have historically been paid out by the Companies, subject to continued employment of the applicable Company Employee with Buyer or its Affiliates through the end of the 2018 fiscal year (unless such Company Employee has been terminated without cause). Prior to the Closing, Seller shall assign to one of the Companies, and the applicable Company shall assume, any obligation of Seller to pay a pro rata bonus for the fiscal year in which the Closing Date occurs to those Company Employees listed in Section 7.09 of the Disclosure Schedule pursuant to the terms set forth in such section of the Disclosure Schedule.

Section 7.10.            Health Savings Accounts.  Buyer shall cause each of the Companies to make its allocable share (as determined in accordance with Seller’s past practice) of the company contributions to the Health Savings Accounts maintained by Seller for the benefit of any current or former Company Employees for any period up to and including the Closing Date (the “HSA Contributions”).

Section 7.11.            Non-Qualified Deferred Compensation.  Prior to the Closing Date, Seller shall amend the non-qualified deferred compensation plans and arrangements listed in Section 7.11 of the Disclosure Schedule to provide that such plans and arrangements shall, conditioned upon the Closing, terminate promptly after the Closing Date with respect to payments to participating current or former Company Employees in accordance with Section 409A of the Code and Treasury Regulation Section 1.409A-

3(j)(4)(ix)(B).  Buyer shall, or shall cause the Companies to, make all payments due under such terminated plans and arrangements to current or former Company Employees within thirty (30) days after the plan’s termination date.

Section 7.12.          Company Employee Liability.  None of Seller or any Related Persons (other than the Companies) shall have any liability, and Buyer shall indemnify Seller and the Related Persons (other than the Companies) against, all claims for termination or severance liability, and expenses related to such claims, in each case, arising on or after the Closing, incurred by or asserted against Seller or any of its Related Persons (other than the Companies) as a result of the transactions contemplated by this Agreement and the other Transaction Agreements, or actions taken by Buyer or any of its Subsidiaries following the Closing, payable to any Company Employee.

Section 7.13.          Section 280G Approval.  Seller and its Affiliates shall use reasonable best efforts to take all necessary actions to submit for a vote in a manner that is intended to satisfy Section 280G(b)(5) of the Code the right of each “disqualified individual” (as defined in Treasury Regulation Section 1.280G(1)) to receive or retain that portion of any payments or benefits that, together with any other payments or benefits that may be considered “parachute payments” (as defined under Section 280G(b)(2) of the Code), exceeds 299% of such individual’s “base amount” (as defined in Section 280G(b)(3) of the Code).  No later than three Business Days prior to the Closing, Seller shall deliver to Buyer certification of the results of such vote, if applicable.  Any documentation to be distributed in connection with such vote, including any information statements or waivers, shall be provided to Buyer prior to such distribution for Buyer’s reasonable review and comment.

Section 7.14.          No Third-Party Beneficiaries.  Without limiting the generality of Section 12.08, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Employee Benefit Plan or other benefit plan, program, agreement or arrangement sponsored, maintained or contributed to by Seller or any of its Affiliates, any Company, Buyer or any of their respective Affiliates, (b) prevent Buyer or its Affiliates from terminating any benefit plan, program, agreement or arrangement in accordance with its terms, (c) prevent Buyer or its Affiliates, on or after the Closing Date, from terminating the employment of any Company Employee or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Seller or any of its Affiliates, any Company, Buyer or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE 8
Tax Matters

Section 8.01.             Tax Covenants.

(a)        Buyer covenants that it will not cause or permit the Companies or any Affiliate of Buyer (i) to take any action on the Closing Date after Closing other than in the ordinary course of business or as required by this Agreement, including the distribution of any dividend or the effectuation of any redemption, that could reasonably be expected to give rise to any Tax liability or reduce any Tax Asset of the Seller Group, (ii) to make any election or deemed election under Section 338 or Section 336(e) of the Code or any comparable provision under Applicable Law, except as contemplated under Section 8.05 of this Agreement or (iii) to make or change any Tax election, amend any Tax Return, initiate any voluntary disclosure with respect to Taxes, agree to extend or waive any statute of limitations, take any Tax position on any Tax Return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any not insignificant increased Tax liability or reduction of any Tax Asset of the Seller Group or the Companies prior to the Closing Date in respect of any Pre-Closing Tax Period, in each case without the prior written consent of Seller.

(b)

(i)            Seller shall, or shall cause its Affiliates to, prepare or cause to be prepared and file or cause to be filed (A) all Tax Returns for the Companies that are due on or prior to the Closing Date, (B) all Tax Returns for the Companies that relate solely to Pre-Closing Tax Periods and (C) all Tax Returns that relate to Combined Taxes and, in each case, shall timely remit all Taxes shown as due thereon.  Seller shall deliver to Buyer a draft of any Tax Return described in clause (A) or clause (B), but not in clause (C), no later than 30 days prior to the due date for such Tax Return (taking into account extensions), and shall consider in good faith any comments of the Buyer to such Tax Return.

(ii)            Except as set forth in Section 8.01(b)(i), Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Companies and shall timely remit all Taxes shown as due thereon. In the case of any such Tax  Return that could reasonably give rise to an indemnity obligation of Seller under Section 8.06(a), Buyer shall (x) provide a draft copy of such Tax Return (together with all supporting materials, including schedules and work papers) to Seller not later than 30 days prior to the due date (including valid extensions) thereof for Seller’s review and comment and (y) include in the Tax Return filed any comments of Seller received not later than 10 days prior to the due date (including valid extensions) thereof, unless (i) with respect to items (A) that are arising as a result of the 338(h)(10) Elections or (B) related solely to a Pre-Closing Tax Period, such Tax Return is likely to expose Buyer (or its officers, directors or employees) to criminal penalties or (ii) with respect to all other items, Buyer notifies Seller in writing that Buyer objects to such comments, and in which case, Buyer and Seller shall negotiate in good faith to resolve such objection and in the event that Buyer and Seller are unable to resolve such dispute within 5 days following Buyer’s notification of such objection, Buyer and Seller shall jointly retain a Referee to resolve the disputed items.

(iii)            Seller shall and shall cause its Affiliates to include the Companies in any Tax Return for Combined Taxes through the close of business on the Closing Date.

(c)        Buyer shall promptly pay or cause to be paid to Seller or an Affiliate thereof designated by Seller all refunds of Taxes received by Buyer, any Subsidiary of Buyer, or any Company  (including any interest received from the applicable Taxing Authority, and reduced by any reasonable costs (including Taxes) incurred in connection with seeking or receiving such refunds) attributable to Taxes paid by (i) Seller (or any predecessor or Affiliate of Seller) or (ii) any Company prior to the Closing Date.  If, in lieu of receiving any such Tax refund, a Company reduces a Tax liability with respect to a Post-Closing Tax Period (or increases a Tax Asset that can be carried forward to a Post-Closing Tax Period), Buyer shall promptly (or, in the case of an increase in a Tax Asset that can be carried forward to a Post-Closing Tax Period, at the time and to the extent the utilization of such increased Tax Asset results in a reduction in Tax with respect to a Post-Closing Tax period), pay or cause to be paid to Seller or an Affiliate thereof designated by Seller the amount of such reduction in Tax liability (reduced by any reasonable costs (including Taxes) incurred in connection with seeking or receiving such reduction).  Notwithstanding the foregoing, Buyer shall have no obligation to pay to Seller any such refunds or amounts to the extent reflected in the calculation of Closing Net Working Capital.

(d)        All Transfer Taxes incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax) shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by Applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns.  Buyer and Seller shall cooperate (to the extent commercially reasonable and practicable) to minimize the amount of any such Transfer Taxes.

Section 8.02.          Tax Sharing.  Any and all existing Tax Sharing Agreements between any Company, on one hand, and any member of the Seller Group (other than any Company), on the other, shall be terminated as of the Closing Date. After such date none of the Companies, Seller or any Affiliate of Seller shall have any further rights or liabilities thereunder.

Section 8.03.           Cooperating on Tax Matters.

(a)        Buyer and Seller shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return relating to the Companies, or any audit, litigation or other proceeding with respect to Taxes relating to the Companies.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such preparation, filing, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and Seller agree, and agree to cause their respective Affiliates, (i) to retain all books and records with respect to Tax matters pertinent to the Companies until the expiration of any applicable statute of limitations, and to abide by all record retention agreements relating to the Companies entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) to use commercially reasonable efforts to provide the other party with at least 30 days’ prior written notice before destroying any such books and records of the Companies relating to a Pre-Closing Tax Period, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records.  Notwithstanding the foregoing, Seller shall (i) not be required to transfer to Buyer any books, records or information related to Combined Taxes and (ii) shall use commercially reasonable efforts to provide a redacted or pro-forma version of the information described in clause (i); provided that in no event Seller shall be required to disclose information to the extent that such disclosure would jeopardize any attorney-client privilege or contravene any Applicable Law or confidentiality undertaking.  Notwithstanding anything in this Agreement to the contrary, Buyer shall not be required to file a Tax Return if Buyer determines, in its reasonable discretion exercised in good faith, that filing such Tax Return is likely to expose Buyer (or its officers, directors or employees) to criminal penalties.

(b)        Buyer and Seller further agree, and agree to cause their respective Affiliates, upon request, to use all reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of the Companies or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to, or in connection with, the transactions contemplated hereby.

(c)        Buyer shall use commercially reasonable efforts to provide prompt notice to Seller of any Tax Loss or the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity could reasonably be sought under Section 8.06 (specifying with reasonable particularity the basis therefor) and will give Seller such information with respect thereto as Seller may reasonably request.  Seller shall have the right to control any audits, litigations or other proceedings with respect to (i) Combined Taxes and (ii) any Tax audit, litigation or other proceeding that could reasonably give rise to an indemnity obligation of Seller under Section 6.01(a) (unless the Seller determines in its sole discretion not to control such proceeding); provided that Buyer shall have the right to participate in any audit, litigation or other proceeding described in clause (ii) but not described in clause (i) (at its own expense) Buyer shall have the right to control all audits, litigations or other proceedings with respect to Taxes of the Companies other than those controlled by Seller.

Section 8.04.            Tax Disputes.  Except to the extent otherwise provided, disputes that arise under this Article 8 and are not resolved by mutual agreement within 30 days shall be resolved by a Referee, chosen and mutually acceptable to both Buyer and Seller within five days of the date on which the need to choose the Referee arises.  The Referee shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require.  The costs, fees and expenses of the Referee shall be borne equally by Buyer and Seller.

Section 8.05.            Section 338(h)(10) Elections.

(a)        Buyer and Seller agree that Buyer and Seller shall join in making timely, effective and irrevocable elections under Section 338(h)(10) of the Code (and/or any corresponding elections under state and local tax law) with respect to the purchase and sale of the Companies (the “Section 338(h)(10) Elections”) in accordance with Applicable Law.  Seller shall include any income, gain, loss, deduction or other Tax item resulting from such Section 338(h)(10) Elections on its Tax Returns to the extent required by Applicable Law.

(b)        Within sixty (60) days after the Closing, the Buyer shall deliver to the Seller a statement (the “338(h)(10) Allocation Statement”) allocating the “aggregate deemed sales price” (as such term is defined in Treasury Regulations Section 1.338-4) with respect to the Companies in accordance with the Treasury Regulations promulgated under Section 338(h)(10) of the Code and consistent with the Allocation Statement.  If, within 20 days after the delivery of the 338(h)(10) Allocation Statement, Seller notifies Buyer in writing that Seller objects to any allocation set forth thereon, Buyer and Seller shall negotiate in good faith to resolve such objection. In the event that Buyer and Seller are unable to resolve such dispute within 20 days following Seller’s notification of such objection, Buyer and Seller shall jointly retain a Referee to resolve the disputed items. Upon resolution of the disputed items, the 338(h)(10) Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Referee shall be borne equally by Buyer and Seller. If any Adjustment Amount is made pursuant to this Agreement or otherwise, the 338(h)(10) Allocation Statement shall be adjusted to reflect such adjustment.

(c)        Buyer and Seller shall, and shall cause their respective Subsidiaries to, file all Tax Returns (including amended returns and claims for refunds) in a manner consistent with the 338(h)(10) Allocation Statement absent a Final Determination that an alternative allocation is required by Applicable Law.

(d)        At or prior to the Closing, Seller shall deliver to Buyer all forms reasonably required from Seller (or its Affiliates, officers, directors or employees) in order to make the Section 338(h)(10) Elections, including a relevant power of attorney, in each case complete, valid, duly executed and in a form reasonably satisfactory to Buyer (the “338(h)(10) Materials”); provided that the foregoing shall not limit Seller’s obligations to take actions following the Closing as may be necessary to make the Section 338(h)(10) Elections.

Section 8.06.             Tax Indemnity.

(a)        Subject to the limitations set forth in this Section 8.06, from and after the Closing, Seller will indemnify and hold harmless Buyer and its Affiliates (including the Companies), from and against any and all (i) Combined Taxes or Taxes actually incurred by the Companies for any Pre-Closing Tax Period (including any Taxes arising as a result of the transactions contemplated by this Agreement) and (ii) losses, including reasonable attorneys’ fees and other legal costs and expenses, related to such Taxes (collectively, such Taxes and related losses, “Tax Losses”).

(b)        Notwithstanding the foregoing, Seller shall have no indemnification obligations under this Section 8.06 for any Taxes to the extent the amount of such Taxes are specifically reflected in the calculation of Closing Net Working Capital.  To the extent the amount of Taxes specifically reflected in the calculation of Closing Net Working Capital exceeds the amount of such Taxes actually due as determined by a Final Determination, Buyer shall pay Seller such difference.

(c)        Any claim for indemnification made under this Section 8.06 shall be in writing and set forth, in reasonable detail, the facts and circumstances giving rise to such claim and the amount of Tax Losses actually incurred.

Section 8.07.             Purchase Price Adjustment.  Any amount paid by Seller or Buyer under Section 2.06 or this Article 8 shall be treated as an adjustment to the Purchase Price for U.S. tax purposes.

Section 8.08.             FIRPTA Certification.  On or prior to Closing, Seller shall deliver to Buyer a statement, signed under penalties of perjury and dated no more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulations Section 1.1445-2(b)(2) and confirms that Seller is not a “foreign person” as defined in Section 1445 of the Code.

Section 8.09.             Exclusion to Tax Indemnity.  Seller shall not be liable under Section 8.06 with respect to any Tax resulting from a claim or demand the defense of which Seller was not offered a notice or the opportunity to control to the extent provided under Section 8.03(c).

Section 8.10.             Straddle Period.  In the case of any Straddle Period, (i) real, personal and intangible property Taxes (“Property Taxes”) for the Pre-Closing Tax Period will be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during such period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire period and (ii) Taxes (other than Property Taxes) will be computed (1) as if such period ended on the Closing Date and (2) in the case of any such Taxes attributable to an equity interest in any partnership, other “flowthrough” entity or a controlled foreign corporation (as defined in Section 957 of the Code), as if the taxable period of such partnership, other “flowthrough” entity or controlled foreign corporation ended as of the close of business on the Closing Date.

Section 8.11.            Survival.  Notwithstanding anything in this Agreement to the contrary, the indemnities, covenants and agreements contained in Article 8 shall survive for the full period of all statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 30 days.

ARTICLE 9
Conditions to Closing

Section 9.01.             Conditions to Closing.  (a) The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(i)              any applicable waiting period under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated; and

(ii)             there shall not be in force an injunction or order of any court of competent jurisdiction, or any Applicable Law adopted after the date hereof, in the United States enjoining, prohibiting or rendering illegal the consummation of the transactions contemplated hereby.

(b)        The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by Applicable Law):

(i)               (A) the Fundamental Warranties of the Companies and Seller contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, (B) the representations and warranties of the Companies, other than the Fundamental Warranties, contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (C) the representations and warranties of Seller, other than the Fundamental Warranties, contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except, in each case, for any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Seller’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby;

(ii)             the covenants of the Companies and Seller to be performed prior to the Closing shall have been performed (or any non-performance shall have been cured) in all material respects;

(iii)           since the date of this Agreement, there shall not have occurred a Material Adverse Effect; and

(iv)           Buyer shall have received a certificate signed by an executive officer of Seller to the effect of the foregoing clauses (i), (ii) and (iii).

(c)        The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by Applicable Law):

(i)            (A) the Fundamental Warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (B) the representations and warranties of Buyer, other than Fundamental Warranties, contained in this Agreement shall be true and correct as of the Closing Date, as if made at and as of such date, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except any inaccuracy or omission that would not reasonably be expected, individually or in the aggregate, to materially impair Buyer’s ability to perform or comply with its obligations under this Agreement or consummate the transactions contemplated hereby;

(ii)             the covenants of Buyer to be performed prior to the Closing shall have been performed (or any non-performance shall have been cured) in all material respects; and

(iii)            Seller shall have received a certificate signed by an executive officer of Buyer to the effect of the foregoing clauses (i) and (ii).

(d)        All conditions to the Closing shall be deemed to have been satisfied or waived from and after the consummation of the Closing.  Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused by the failure of Seller, on the one hand, or Buyer, on the other hand, respectively, to comply with its obligations under this Agreement.

ARTICLE 10
Survival

Section 10.01.         Survival.  None of the representations and warranties of the parties hereto contained in this Agreement shall survive the Closing, other than in the case of Actual Fraud.  None of the covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants shall survive in accordance with their terms.

Section 10.02.        Release.  Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement and the other Transaction Agreements, Buyer, on behalf of itself and each of its Subsidiaries (including the Companies) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the Seller and its Affiliates (excluding the Companies), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Companies or any actions taken or failed to be taken by any of the Released Parties in any capacity related to or affecting the Companies occurring or arising on or prior to the Closing Date (including any claim that any Released Party infringed, misappropriated or otherwise violated any Company Intellectual Property Rights), including any rights and claims, whether in law or in equity, relating to the Shares, the businesses of the Companies or the operation thereof, this Agreement or the transactions contemplated hereby; provided that the foregoing release shall not apply to claims of Actual Fraud.  The rights and claims waived by the Releasing Parties include claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty.

ARTICLE 11
Termination

Section 11.01.        Termination.  (a) This Agreement may be terminated at any time prior to the Closing:

(i)               by mutual written agreement of Seller and Buyer;

(ii)             by either Seller or Buyer if Closing has not occurred before the first anniversary of the date hereof, (as it may be extended pursuant to the proviso of this Section 11.01(a)(ii), the “End Date”); provided that (A) if, prior to the first anniversary of the date hereof, all of the conditions to Closing set forth in Article 9 (other than the conditions set forth in Section 9.01(a)(i) or Section 9.01(a)(ii) (solely in respect of the matters contemplated by Section 6.03 that relate to the Antitrust Laws)) shall have been satisfied or waived (other than those conditions which by their nature are to be satisfied at the Closing, each of which would be capable of being satisfied at the Closing if it were to occur on such date), then either Seller or Buyer may extend the End Date by three months by providing written notice to the other party and (B) the right to terminate this Agreement pursuant to this Section 11.01(a)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to have occurred by such time;

(iii)            by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any Governmental Authority in the United States having competent jurisdiction;

(iv)           by Buyer if there is any material breach of any representation, warranty, covenant or agreement on the part of the Companies or Seller set forth in this Agreement, such that the conditions specified in Section 9.01(b)(i) or Section 9.01(b)(ii) would not be satisfied at the Closing (a “Terminating Seller Breach”), except that, if such Terminating Seller Breach is curable by Seller or the Companies, as applicable, then, for a period of up to 45 days after receipt by Seller of notice from Buyer of such breach (the “Seller Cure Period”) such termination shall not be effective and the End Date shall be automatically extended until the first Business Day following the end of the Seller Cure Period, and such termination shall become effective only if the Terminating Seller Breach is not cured within the Seller Cure Period and Seller cannot reasonably demonstrate that the Terminating Seller Breach can be cured by the End Date; or

(v)            by Seller if (A) there is any material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, such that the conditions specified in Section 9.01(c)(i) or Section 9.01(c)(ii) would not be satisfied at the Closing (a “Terminating Buyer Breach”), except that, if any such Terminating Buyer Breach is curable by Buyer, then, for a period of up to 45 days after receipt by Buyer of notice from Seller of such breach (the “Buyer Cure Period”) such termination shall not be effective and the End Date shall automatically be extended until the first Business Day following the end of the Buyer Cure Period, and such termination shall become effective only if the Terminating Buyer Breach is not cured within the Buyer Cure Period and Buyer cannot reasonably demonstrate that the Terminating Buyer Breach can be cured by the End Date or (B) (1) all of the conditions set forth in Sections 9.01(a) and 9.01(b) have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of this Agreement) as of the date the Closing should have occurred pursuant to Section 2.03 and (2) Buyer has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.03.

(b)        The party desiring to terminate this Agreement pursuant to Section 11.01(a)(i), 11.01(a)(iii), 11.01(a)(iv) or 11.01(a)(v) shall give written notice of such termination to the other party.

Section 11.02.          Effect of Termination.

(a)        Subject to Section 11.02(b), if this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party)

to the other parties to this Agreement; provided that if such termination shall result from the Willful Breach of a party, such party shall be fully liable for any and all damages incurred or suffered by another party as a result of such failure or breach; provided, further, that a failure of Buyer to consummate the transactions contemplated hereby in breach of this Agreement shall be deemed to be a Willful Breach whether or not Buyer had sufficient funds available to consummate such transactions. The provisions of Sections 1.01, 6.08, 6.17(d), 11.02 and Article 12 (other than Section 12.02) shall survive any termination of this Agreement.

(b)        In the event this Agreement is terminated pursuant to Section 11.01(a)(iii) (solely in respect of an injunction or order arising under the Antitrust Laws), Section 11.01(a)(v) (due to Buyer’s breach of Section 6.03 that relates to the Antitrust Laws) or Section 11.01(a)(ii) and at the time of such termination, all of the conditions set forth in Section 9.01(a) (other than (x) the condition set forth in Section 9.01(a)(i) or (y) the condition set forth in Section 9.01(a)(ii) solely in respect of an injunction or order arising under the Antitrust Laws) and Section 9.01(b) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination), then Buyer shall pay to Seller (or an Affiliate designated by Seller) a termination fee of $100,000,000 in cash (the “Reverse Termination Fee”) as a condition precedent to any such termination by Buyer or otherwise within two Business Days of the date on which this Agreement is terminated by Seller.Buyer acknowledges that the agreements contained in Section 11.02(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement.  Accordingly, if the Buyer fails promptly to pay any amount due pursuant to Section 11.02(b) Buyer shall also pay any costs, fees and expenses incurred by Seller and its Affiliates (including reasonable legal fees and expenses) in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Buyer.  Any amount not paid when due pursuant to Section 11.02(b) shall also bear interest from the date such amount is due until the date paid at a rate per annum equal to 5% per annum compounded quarterly.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(c)        The parties agree and understand that in no event shall Buyer be required to pay the Reverse Termination Fee on more than one occasion.  Notwithstanding anything to the contrary in this Agreement, except in the case of a Willful Breach by Buyer, if Seller receives the Reverse Termination Fee from Buyer pursuant to Section 11.02(b), such payment, together with any interest, costs, fees or expenses payable pursuant to Section 11.02(c), shall be the sole and exclusive remedy of Seller against Buyer and its Affiliates and the Financing Sources and none of the Buyer or any of its Affiliates or any Financing Source shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

ARTICLE 12
Miscellaneous

Section 12.01.      Notices.  (a) A notice given under this Agreement:

(i)            shall be sent to the attention of the person, and to the physical address, email address or fax number, given in this Section 12.01 (or such other physical address, email address, fax number or person as the party may notify to the other in accordance with the provisions of this Section 12.01); and

(ii)            shall be delivered personally; sent by fax; sent by email; or sent by reputable international overnight courier.

(b)        The addresses for service of notice are:

if to Buyer or, following the Closing, the Companies, to:

US Foods, Inc.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018
Attention:	General Counsel
Email:	legalnotices@usfoods.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Attention:	Robert I. Townsend, III
O. Keith Hallam, III
Facsimile No.:	(212) 474-3700
Email:	RTownsend@cravath.com
KHallam@cravath.com

if to Seller or, prior to the Closing, the Companies, to:

Services Group of America, Inc.
P.O. Box 25109
Scottsdale, Arizona 85255
Attention:	Steven J. Twist
Slade A. Stewart
Facsimile No.:	(480) 927-4598
Email:	steve_twist@sgagroup.com
Slade_Stewart@sgagroup.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Louis Goldberg
Oliver Smith
Facsimile No.:	(212) 701-4539
Email:	louis.goldberg@davispolk.com
oliver.smith@davispolk.com

(c)        A notice shall be effective upon receipt and shall be deemed to have been received:

(i)                 if delivered personally or by courier, at the time of delivery; or

(ii)               if sent by fax or email, at the time of transmission,

provided that, in either case, where delivery is not within Working Hours in the place of receipt, then the notice shall be deemed to have been received when business next starts in the place of receipt.

Section 12.02.         Disclosure Schedule.  The Companies and Seller have set forth information on the Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Disclosure Schedule need not be set forth in any other section so long as its relevance to such other section of the Disclosure Schedule or section of this Agreement is reasonably apparent.  The parties acknowledge and agree that (i) the Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of Buyer and (ii) the disclosure by Seller or the Companies of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgment by Seller or the Companies that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or outside the ordinary course of business.

Section 12.03.          Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 12.04.         Entire Agreement.  This Agreement and the other Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 12.05.          Amendment and Waiver.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)        No failure or delay by any party in exercising any right, power or privilege hereunder shall impair such right or remedy or operate or be construed as a waiver or variation thereof or preclude its exercise at any subsequent time nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)        Except as set forth in Section 10.02, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d)        Notwithstanding anything to the contrary contained herein, Sections 12.05(d), 12.08, 12.10, 12.11 and 12.13 (and any provision of this Agreement to the extent an amendment or waiver of such provision would modify the substance of the aforementioned provisions) may not be amended or waived in a manner that is materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 12.06.       Costs.  Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party (including its Affiliates) incurring such cost or expense.

Section 12.07.       Severability.  Each term, provision, covenant and restriction of this Agreement is severable. If any such term, provision, covenant or restriction is held by a court of competent jurisdiction to be invalid, void or unenforceable, (a) it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute term, provision, covenant or restriction (as applicable), the effect of which is as close to its intended effect as possible; and (b) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 12.08.      Third Party Rights.  Except as expressly set forth herein, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person, other than the parties hereto and their respective successors and assigns; provided that the Financing Sources shall be express third party beneficiaries of and have the right to enforce Sections 12.05(d), 12.08, 12.10, 12.11 and 12.13.  Notwithstanding anything herein to the contrary, Seller and the Companies hereby waive any rights or claims against the Financing Sources in connection with this Agreement, the Debt Commitment Letter or the transactions contemplated hereby and thereby (including the Debt Financing), whether at law or equity, in contract, tort, statute or otherwise.

Section 12.09.       Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, and by each party on separate counterparts.  Each such counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Delivery of a counterpart hereof by email attachment shall be an effective mode of delivery.

Section 12.10.         Jurisdiction.  The parties hereto agree that, except as set forth in Section 2.06, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Debt Commitment Letter or the transactions contemplated hereby (including the Debt Financing) shall be brought exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.11.         Governing Law.  This Agreement and all claims or causes of action (whether at law or equity, in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Agreement or the Debt Commitment Letter (including any such claim or cause of action against the Financing Sources) shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 12.12.         Specific Performance.  The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity.  Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the End Date shall automatically be extended to (i) the 20th Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

Section 12.13.         Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY (INCLUDING THE DEBT FINANCING). THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT SUCH WAIVER SHALL EXTEND FOR THE BENEFIT OF THE FINANCING SOURCES.

Section 12.14.          Buyer Parent Undertaking.  Buyer Parent hereby undertakes and irrevocably guarantees the performance obligations of Buyer hereunder and shall cause Buyer to comply with its obligations under this Agreement.  Buyer Parent hereby agrees to comply with the obligations of Section 6.03 as if it were Buyer thereunder (and any breach by Buyer Parent of this sentence will be deemed to be a breach by Buyer and Buyer Parent of Section 6.03 for all purposes under this Agreement). Buyer Parent hereby unconditionally and irrevocably guarantees to Seller the payment when due of all payment obligations of Buyer under this Agreement and the Transitional Services Agreement.  Buyer Parent hereby makes the representations and warranties in Article 5 of this Agreement, mutatis mutandis, with respect to its obligations under this Section 12.14.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

Services Group of America, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Chief Operating Officer, Executive Vice President and Secretary

Amerifresh, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Secretary

Ameristar Meats, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Secretary

Food Services of America, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Secretary

Gampac Express, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Secretary

Systems Services of America, Inc.

By:	/s/ Slade A. Stewart
	Name:	Slade A. Stewart
	Title:	Secretary

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

US FOODS, INC.

By:	/s/ Pietro Satriano
	Name:	Pietro Satriano
	Title:	Chief Executive Officer

SOLELY FOR PURPOSES OF ARTICLE 12:

US FOODS HOLDING CORP.

By:	/s/ Pietro Satriano
	Name:	Pietro Satriano
	Title:	Chairman and CEO